  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1997.

                                                      REGISTRATION NO. _________

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM SB-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                        PACIFICHEALTH LABORATORIES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

             DELAWARE                              5122                             23-3367588
    (STATE OR JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL               (IRS EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                            ------------------------

                               1460 ROUTE 9 NORTH
                              WOODBRIDGE, NJ 07095
                                  908/636-6141
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                   JONATHAN D. RAHN, EXECUTIVE VICE PRESIDENT
                               1460 ROUTE 9 NORTH
                              WOODBRIDGE, NJ 07095
                             TELEPHONE 908/636-6141
                             FACSIMILE 908/636-5634
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

                          Copies of communications to:

               JOSEPH CHICCO, ESQUIRE                              BRIAN C. DAUGHNEY, ESQUIRE
           CONNOLLY EPSTEIN CHICCO FOXMAN                           GOLDSTEIN & DIGIOIA, LLP
                 ENGELMYER & EWING                                    369 LEXINGTON AVENUE
           1515 MARKET STREET - 9TH FLOOR                              NEW YORK, NY 10036
               PHILADELPHIA, PA 19102                                TELEPHONE 212/599-3322
               TELEPHONE 215/851-8410                                FACSIMILE 212/557-0295
               FACSIMILE 215/851-8383

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                        |                 |     PROPOSED     |                   |
                                        |                 | MAXIMUM OFFERING |     PROPOSED      |
          TITLE OF EACH CLASS           |   AMOUNT TO BE  |    PRICE PER     | MAXIMUM AGGREGATE |      AMOUNT OF
 OF SECURITIES TO BE REGISTERED(1)(2)   |  REGISTERED(2)  |     SHARE(2)     | OFFERING PRICE(2) | REGISTRATION FEE(1)
Common Stock, $.0025 par value(3)...... | 1,380,000 shares|      $6.00       |    $8,280,000     |       $2,509
Underwriter's Warrants................. |   120,000 shares|      $.001       |    $      120     |           (4)
Common Stock, par value $.0025(5)...... |   120,000 shares|      $7.20(6)    |    $  864,000     |       $  262
Totals................................. |                 |                  |    $9,144,120     |       $2,771

(1) Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered hereby such indeterminate number of additional shares of Common Stock as may become issuable from time to time pursuant to the antidilution provisions of the Underwriter's Warrants and the option held by Big Sky, Inc. referred to in note 3 below.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

(3) Includes up to 180,000 shares that may be sold upon exercise of the Underwriter's overallotment option.

(4) No fee is payable pursuant to Rule 457(g).

(5) Shares issuable upon exercise of the Underwriter's Warrants.

(6) Based upon an exercise price of 120% of the estimated initial public offering price of Common Stock.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 502(f) OF REGULATION S-B
             BETWEEN REGISTRATION STATEMENT AND FORM OF PROSPECTUS

                ITEM NUMBER AND HEADING                         CAPTION IN PROSPECTUS
                -----------------------                         ---------------------
 1.  Front of Registration Statement and Outside
       Front Cover of Prospectus..................  Outside Front Cover of Prospectus

 2.  Inside Front and Outside Back Cover Pages of
       Prospectus.................................  Inside Front and Outside Back Cover Pages of
                                                      Prospectus

 3.  Summary Information and Risk Factors.........  Prospectus Summary - The Company, - Risk
                                                      Factors, - Summary Financial Information

 4.  Use of Proceeds..............................  Use of Proceeds

 5.  Determination of Offering Price..............  Outside Front Cover Page of Prospectus;
                                                      Underwriting

 6.  Dilution.....................................  Dilution

 7.  Selling Security Holders.....................  Not Applicable

 8.  Plan of Distribution.........................  Inside Front Cover; Underwriting

 9.  Legal Proceedings............................  Business of the Company - Legal Proceedings

10.  Directors, Executive Officers, Promoters and
       Control Persons............................  Management

11.  Security Ownership of Certain Beneficial
       Owners and Management......................  Management; Principal Stockholders

12.  Description of Securities....................  Description of Securities

13.  Interests of Named Experts and Counsel.......  Not Applicable

14.  Disclosure of Commission Position on
       Indemnification............................  Description of Securities

15.  Organization With Last Five Years............  Certain Relationships and Related
                                                      Transactions

16.  Description of Business......................  Business of the Company

17.  Management's Discussion and Analysis or
       Plan.......................................  Management's Discussion and Analysis

18.  Description of Property......................  Business of the Company - Offices and Other
                                                      Facilities

19.  Certain Relationships and Related
       Transactions...............................  Certain Relationships and Related
                                                      Transactions

20.  Market for Common Equity and Related
       Stockholder Matters........................  Outside Front Cover of Prospectus; Risk
                                                      Factors

21.  Executive Compensation.......................  Management - Executive Compensation

22.  Financial Statements.........................  Financial Statements

23.  Changes in and Disagreements with Accountants
       on Accounting and Financial Disclosure.....  Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 1997

PROSPECTUS
----------
                                1,200,000 SHARES

                        PACIFICHEALTH LABORATORIES, INC.
                                  COMMON STOCK

     PacificHealth Laboratories, Inc. (the "Company") is hereby offering 1,200,000 shares (the "Shares") of its common stock, par value $.0025 per share (the "Common Stock"). Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance such a market will develop or be sustained. It is currently estimated that the initial public offering price will be $6.00 per Share. The initial public offering price of the Shares has been arbitrarily determined by negotiation between the Company and First Montauk Securities Corp. (the "Underwriter") and is not necessarily related to the Company's assets, book value, results of operations, or any other established criteria of value. The Company has applied to have the Common Stock approved for quotation on the SmallCap Market of the Nasdaq Stock Market, Inc. ("Nasdaq") under the proposed symbol "____".
                            ------------------------

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 4 AND "DILUTION".
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                  |                  |   UNDERWRITING   |
                                  |                  |     DISCOUNTS    |
                                  |                  |  AND COMMISSIONS |    PROCEEDS TO
                                  |  PRICE TO PUBLIC |        (1)       |    COMPANY (2)
Per Share........................ |       $6.00      |       $.60       |       $5.40
Total(3)......................... |    $7,200,000    |     $720,000     |    $6,480,000

(1) Does not include additional compensation to be paid to the Underwriter consisting of (a) a non-accountable expense allowance of 3% of the gross proceeds of the offering, or $.18 per Share, of which $30,000 has been paid to date (b) five-year warrants to purchase 120,000 additional shares of the Company's Common Stock (the "Underwriter's Warrants"), and (c) the retention of the Underwriter as the Company's investment banker and financial consultant for a period of two years at a monthly fee of $2,000 or an aggregate of $48,000. In addition, the Company has agreed to indemnify the Underwriter against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deduction of expenses payable by the Company (excluding the Underwriter's Commissions but including the non-accountable expense allowance) estimated at $380,000 or $.32 per Share ($412,400 or approximately $.30 per Share if the Underwriter's over-allotment is exercised). See "Use of Proceeds".

(3) The Company has granted to the Underwriter a 45-day option to purchase up to 180,000 additional Shares (15% of the number initially offered to the public) upon the same terms as set forth above to cover over-allotments. If the option is fully exercised the Totals for Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $8,280,000, $828,000 and $7,452,000, respectively. See "Underwriting".

     The Shares are being offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to the approval of certain legal matters by its counsel. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject any order either in whole or in part. It is expected that delivery of the certificates for the Shares will be made in against payment therefor at the offices of the Underwriter on or about _______, 1997.

                            ------------------------

                         FIRST MONTAUK SECURITIES CORP.

                            ------------------------

                The date of this Prospectus is __________, 1997

                             AVAILABLE INFORMATION

     The Company is not subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of this offering, the Company will become subject to such requirements and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Such reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices in Washington, D.C., set forth above.

     The Company intends to distribute to its shareholders Annual Reports containing audited financial statements and Quarterly Reports containing unaudited financial information. The Company's fiscal year end is December 31.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with more detailed information and financial statements, and notes relating thereto, appearing elsewhere in this Prospectus. Effective as of the date of this Prospectus, certain founding shareholders of the Company have agreed to contribute 200,000 shares of Common Stock back to the Company for cancellation. Unless otherwise indicated, all references in this Prospectus, apart from the financial statements, to numbers of shares of Common Stock outstanding and any related per share data give retroactive effect to this cancellation. Unless otherwise specified in this Prospectus, all information in this Prospectus assumes an initial offering price of $6.00 per Share, and no exercise of the over-allotment granted to the Underwriter.

                                  THE COMPANY

     PacificHealth Laboratories, Inc. (hereinafter referred to as the "Company") was incorporated in April 1995 to engage in the development and sale of products based upon natural ingredients that have demonstrable health benefits and can be marketed without prior Food and Drug Administration approval under current regulatory guidelines, and to promote and market those products aggressively through mass and health food channels of distribution using, among other things, marketing claims based upon Company-conducted research and testing.

     The Company has focused its efforts since inception on developing a limited number of products and the infrastructure to support its initial activities. The Company's first product, ENDUROX(Registered), a dietary supplement marketed in the sports performance and recovery category, was introduced in March 1996. Commercial shipments of the product commenced in May 1996. Extensions on the ENDUROX product line (ENDUROX EXCEL(Trademark) and ENDUROX ProHeart(Trademark)) were introduced in March 1997. From inception through June 30, 1997, the Company's sales of the original ENDUROX formulation were $4,884,814, and the combined sales of ENDUROX EXCEL and ENDUROX ProHeart were $775,493.

     Management believes that the use of natural products as dietary supplements to improve and promote health and well being is gaining increasing acceptance by American consumers. The Company's primary strategy for growth is to develop new brands and products, and to continue to expand its distribution network. The Company has pursued a "multi-channel" distribution strategy in marketing its line of ENDUROX products, and intends to follow a similar strategy with future products. The ENDUROX line is sold in over 34,000 retail outlets in all 50 states, including mass merchandisers such as WalMart, KMart and Target; chain drug stores such as CVS, Walgreens, Eckerds and Rite Aid; and grocery supermarkets such as Pathmark and Albertsons. The Company distributes its products to the health food segment through General Nutrition Centers, a chain with over 2,800 outlets, and independent health food retailers. The Company also sells through other channels, including sports specialty stores such as The Sports Authority and health clubs. The nature of the product and its target market dictate the channels of distribution in which a product is launched, and the level of effort directed to each channel of distribution.

     The Company has additional proprietary products in various stages of development, including products which use natural ingredients that have demonstrated effectiveness in muscle nutrition and sports recovery, in treating the symptoms of mild to moderate depression, in reducing the pain and inflammation of arthritis, in appetite control and in accelerating recovery from strains and sprains. The proceeds from this offering will be used primarily to develop and market these products.

     The Company is a Delaware corporation with executive offices located at 1460 Route 9 North, Woodbridge, New Jersey 07095 (telephone 908/636-6141).

                                  THE OFFERING

Shares offered....................  1,200,000 shares of Common Stock, par value
                                    $.0025 ("Shares")

Shares outstanding:

     Before the offering..........  2,985,672 shares(1)

     After the offering...........  4,185,672 shares(1)(2)

Use of proceeds...................  The Company intends to use the proceeds of the offering, after payment of costs
                                    associated with the offering, to pay
                                    advertising, marketing and manufacturing costs, including costs associated with the introduction of new products, for research and development, to retain additional personnel, and for general operating and administrative expenses. See "Use of Proceeds".

Risk factors......................  A purchase of Shares is a highly speculative investment and subject to a high degree of risk and substantial dilution. See "Risk Factors" and "Dilution".

------------------

(1) Does not include 351,005 shares of Common Stock reserved for issuance upon conversion of outstanding 10% Convertible Preferred Stock, 1,045,200 shares of Common Stock issuable upon the exercise of outstanding options, and 255,500 shares of Common Stock issuable upon the exercise of outstanding warrants. See "DESCRIPTION OF SECURITIES -- Preferred Stock" and "-- Stock Options and Warrants".

(2) Assumes no exercise of the Underwriter's option to purchase 180,000 additional shares of Common Stock to satisfy overallotments in the offering (the Underwriter's "Over-allotment Option"), and does not include shares of Common Stock reserved for issuance upon the exercise of the Underwriter's Warrant.

                         SUMMARY FINANCIAL INFORMATION

     The summary financial information presented below for the fiscal years ended December 31, 1996 and 1995 was derived from the audited financial statements of the Company appearing elsewhere herein. The summary financial information as of June 30, 1997 for the six-month periods ended June 30, 1996 and 1997 was derived from the unaudited financial statements of the Company. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for those periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The summary should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial statements of the Company and the related notes to the financial statements, each appearing elsewhere in this Prospectus.

                                                             FOR THE SIX MONTHS      FOR THE YEARS ENDED
                                                               ENDED JUNE 30,           DECEMBER 31,
                                                            ---------------------   ---------------------
                                                               1997        1996        1996      1995(1)
                                                            ----------   --------   ----------   --------
Statement of Operations Data:
  Revenues................................................  $2,574,581   $305,707   $3,085,726   $    -0-
  Net Operating Income (Loss).............................  (2,044,597)  (337,137)      85,400   (208,394)
  Other Income (Expense)..................................  (1,183,184)    16,222       21,339     11,773
  Net Income (Loss).......................................  (3,265,993)  (321,165)     144,751   (196,621)
  Net Income (Loss) per Share
    Primary(2)............................................        (.95)      (.13)         .05       (.12)
    Fully Diluted(2)......................................        (.95)      (.13)         .04       (.12)

                                                                    JUNE 30, 1997
                                                              ------------------------
                                                                               AS        DECEMBER 31,
                                                                ACTUAL     ADJUSTED(3)       1996
                                                              ----------   -----------   ------------
Balance Sheet Data:
  Current Assets............................................  $2,811,972   $8,911,972     $4,006,474
  Current Liabilities.......................................   1,695,611    1,695,611        669,227
  Working Capital...........................................   1,116,361    7,216,361      3,337,247
  Total Assets..............................................   2,949,422    9,049,422      4,195,281
  Total Long Term Liabilities...............................         -0-          -0-            -0-
  Stockholders' Equity......................................   1,253,811    7,353,811      3,526,054

------------------

(1) Fiscal 1995 reflects operations from inception in April 1995 through December 31, 1995.

(2) See Note 1 of Notes to Financial Statements concerning the computation of "primary" and "fully diluted" earnings per share.

(3) Adjusted to give effect to the receipt of the net proceeds of the offering. Assumes that the Underwriter's over-allotment option is not exercised.

                                  RISK FACTORS

     Before deciding whether to purchase Shares in this offering, prospective investors should carefully consider all of the information contained in this Prospectus and, in particular, the factors discussed below. Information contained in this Prospectus contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995, including, without limitation, statements containing the words "believes," "expects," "intends," "seeks to," "may," "will," "should," "anticipates" and similar words, or the negative thereof, other variations thereon, comparable terminology or by discussions of strategy. There is no assurance that future results or events which are covered by forward-looking statements will be achieved. The following paragraphs of this section of the Prospectus identify factors with respect to certain forward-looking statements that could cause actual results to vary materially from future results to which such forward-looking statements refer. Other factors which are not discussed in this section also could cause actual results to vary materially from future results referred to in forward-looking statements.

     Accumulated Deficit; Recent Losses; Limited Operating History. The Company has a limited operating history and has accumulated losses since its inception, with an accumulated deficit of $3,511,314 at June 30, 1997, primarily attributable to operations in the six month period then ended in which the Company incurred a net loss of $3,265,993. The Company anticipates a loss in the second half of 1997, primarily as a result of continuing marketing and advertising costs, development costs and general and administrative expenses. The Company does not have a history of operations from which investors could draw reasonable conclusions as to its future performance, and there can be no assurance that the Company will operate profitably in the future. The implementation of the Company's current business plan, including the introduction of new products, is materially dependent upon the receipt of additional capital from this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Substantially all of the Company's revenues to date have resulted from sale of its original product, ENDUROX(Registered), which was introduced in May 1996, and extensions of the ENDUROX product line which were introduced in March 1997. The Company intends to utilize a substantial portion of proceeds from this offering to complete the development and to commence marketing new products, and remains subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood that the Company will be successful should be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in establishing a new business in a competitive environment such as the environment in which the Company operates.

     Dependence on New Products. The Company believes that its ability to grow and succeed in the future will be significantly dependent upon its ability to introduce new and innovative products and market those products successfully. Although the Company intends to introduce several new products over the next 18 months, there can be no assurance that these products will be launched on schedule, or at all, that the Company's efforts to develop additional products will be successful, or that any of the Company's new products will be commercially successful, either initially or over time. See "Business of the Company -- Proposed Products."

     Dependence on Significant Customers. The Company's largest customer, General Nutrition Centers, accounted for approximately 45% of net sales in fiscal 1996. In the six month period ended June 30, 1997, GNC accounted for 27%, and KMart and WalMart accounted for 13% and 10%, respectively, of net sales. The loss of any of these customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company's results of operations or financial condition. The Company has no agreements with or commitments from these customers with respect to future purchases, and there can be no assurance that any of the these companies will continue as major customers of the Company. See "Business of the Company -- Marketing and Distribution."

     Dependence Upon Key Personnel. Prior to this offering, the Company has relied extensively on the services of its founders and principal shareholders. These individuals will continue to play key roles in the Company's management, and the loss of services of one or more of them could, and in the case of Robert Portman, the Company's President, would, materially and adversely affect the Company and its prospects. See "Management -- Executive Officers and Directors." The Company has obtained a $2,000,000 "key man" life insurance policy covering Dr. Portman, but it is unlikely that the proceeds from such policy would be adequate to fully compensate the Company for the loss of Dr. Portman's services. The Company has no such insurance on any other person.

     The Company has a three year employment agreement with Dr. Portman, which contains terms limiting his ability to engage in activities competitive with the Company following the termination of his employment. Dr. Portman, together with other founders and principal shareholders, is a party to a Shareholders Agreement which contains restrictions against most activities that could be considered competitive with the Company so long as that agreement is in force.

     Competition. The natural dietary supplement industry is highly competitive. The availability of numerous contract manufacturers and a ready availability of natural ingredients, coupled with a relatively relaxed regulatory environment, result in a fairly low barrier to begin business. Numerous companies compete with the Company in the development, manufacture and marketing of supplements as their sole or principal business, and the Company estimates that there are approximately 20 large national companies that manufacture or distribute herbal products and medicinals. Generally, these companies are well funded and sophisticated in their marketing approaches. Examples are Weider Nutrition International, Nature's Way, Nature's Herbs and Solaray, Inc. In addition, there are a number of large, multilevel marketers such as Shaklee, Herbalife and Amway that sell encapsulated herbs, diet products, herbal supplement formulas and vitamin supplements.

     No Manufacturing Capabilities. The Company has no manufacturing facilities, and does not presently intend to manufacture any of its products. Thus, the Company is dependent upon contractual relationships with manufacturers to fulfill its product needs. The Company's ability to market and sell its products requires that such products be manufactured in commercial quantities, in compliance with applicable federal and state regulatory requirements, and at an acceptable cost to enable the Company to arrive at a price structure which will not inhibit sales while accommodating distribution costs and third party sales compensation. Competitors who do their own manufacturing may obtain an advantage over the Company with respect to pricing, availability of product and in other areas through their control of the manufacturing process. See "Business of the Company -- Manufacturing."

     In addition to competitors whose primary business is in the natural dietary supplement industry, large pharmaceutical companies and packaged food and beverage companies to which the dietary supplement marketplace represents a relatively small part of their total marketing effort and sales, participate in the industry on a limited basis. Increased competition from such companies could have a material adverse effect on the Company as they have financial and other resources available to them, and possess manufacturing, distribution and marketing capabilities, which are far greater than those of the Company. See "Business of the Company -- Competition."

     Absence of Conclusive Clinical Studies. Although the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, and the Company believes all of its products to be safe when taken as directed by the Company, no assurance can be given that the Company's products, even when used as directed, will have the effects intended or will not have adverse effects associated with long term consumption in the combinations and dosages provided in the products. Although the Company tests the ingredients, formulations and production of its products to verify safety and to establish efficacy to support its marketing claims, they have not sponsored clinical studies on the long-term effect of human consumption. See "-- Effect of Unfavorable Publicity" and "-- Product Liability" below.

     No Long-Term Contracts for Supply of Raw Materials. The Company obtains from other sources all of its raw materials for the manufacture of its products. The Company generally does not have contracts with any entities or persons committing such suppliers to provide the materials required for the production of its products. There can be no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. Because the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions and natural disasters or other catastrophic events. The inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise could have a material adverse effect on the Company. See "Business -- Manufacturing."

     Effect of Unfavorable Publicity. The Company believes the dietary supplement market is affected by national media attention regarding the consumption of such products. There can be no assurance that future scientific research or publicity will not be unfavorable to the dietary supplement market generally, or to any particular product, or inconsistent with earlier favorable research or publicity. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of products distributed by other companies which are similar to the Company's products, could have a material adverse impact on the Company, even if the publicity did not relate to the Company's products. Adverse publicity directly concerning the Company's products could be expected to have an immediate negative effect on the market for that product.

     Dependence on Chinese Relationships and Supplies. The Company has entered into a number of licensing and cooperation agreements with institutions and individuals located in the People's Republic of China in order to gain access to products, research and manufacturing "know how" relating to herbs and other natural ingredients used in "traditional" Chinese medicine. The Company's ENDUROX line of products is based upon a Chinese herb, ciwujia, as the primary active ingredient. There can be no assurance that circumstances beyond the ability of the Company to control, such as political or economic conditions in China, will not interfere with its supplies of this herb. While China has encouraged commercial relationships with United States and other Western businesses in recent years and, to a limited extent, has implemented a "free enterprise" or "market" economy domestically, it remains ruled by a communist dictatorship which could, at any time, for internal or international political or economic reasons, curtail all such business and economic relationships. In addition, the Company has not received an opinion of either U.S. or Chinese counsel as to the enforceability of its licensing and cooperation agreements in China or the United States, or, to the extent enforceable, the term during which agreements, none of which has a fixed termination date, may be enforced.

     Intellectual Property Protection. The Company has received a United States patent covering the use of ciwujia, the principal active herb in ENDUROX, to improve physical performance and stamina during exercise, and for enhancing recovery after exercise is completed. The Company has applied for foreign patents on ciwujia in Canada, Mexico, all Western European countries and in 51 other principal European, South American and Asian countries. To the extent the Company does not have patents on its products, there can be no assurance that another company will not replicate one or more of the Company's products, nor is there any assurance that patents which are obtained, including the ciwujia patent, will provide meaningful protection or significant competitive advantages over competing products.

     The Company has federal trademark registrations for ENDUROX(Registered) and has trademark applications pending to register ARNICYN(Trademark), PROSOL(Trademark), ENDUROX(Registered) ProHeart(Trademark) and ENDUROX(Registered) EXCEL(Trademark) pending with the United States Patent and Trademark Office. See "BUSINESS -- Proposed Products." The Company also has filed the ENDUROX trademark in all Western European countries, Canada, Mexico and Japan. The Company's policy is to pursue registrations for all of the trademarks associated with its key products, and to protect its legal rights concerning the use of its trademarks. The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a trademark. For example, unlike a registered trademark, common law trademark rights are limited to the geographic area in which the trademark is actually used.

     There can be no assurance that any patent and trademark protection that the Company obtains will be effective to protect the Company's products from duplication by other manufacturers. In addition, while the Company believes that its products do not and will not infringe upon the patents or violate the proprietary rights of others, it is possible that such infringement or violation has occurred or may occur. In the event that products sold by the Company are determined to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture and/or sale of such products, or could be prohibited from selling such products. There can be no assurance that, in such an event, the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company. Nor can there be any assurance that the Company will be able to afford the expense of any litigation which may be necessary to enforce its intellectual property rights, or to defend an action charging the Company with patent infringement or the violation of the intellectual property rights of others. Further, if the Company's products or proposed products were found to infringe upon the intellectual property rights of others, the Company could, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company. See "Business of the Company -- Patents and Trademarks."

     Control by Management and Principal Stockholders. Following the completion of this offering, the Company's executive officers and directors will own, in the aggregate, approximately 32.6% of the outstanding Common Stock and immediately exercisable options to acquire an additional 417,500 shares of the Company's Common Stock which, if exercised in full, would give management an additional 6.1% of the outstanding Common Stock. Accordingly, the Company's existing management can be expected to be able to control the election of the Board of Directors and the business affairs of the Company following the offering. See "Principal Stockholders."

     No Prior Public Market for Common Stock; Determination of Offering
Price. Prior to this offering, there has been no market for the Common Stock of the Company. While the Company has applied to list the Common Stock on the Nasdaq SmallCap Market and the______________ Stock Exchange, there can be no assurance that an active trading market for the Common Stock will be established, or if so established, sustained. The initial offering price for the Shares has been arbitrarily determined through negotiation between the Company and the Underwriter based on such factors as the business potential and earnings prospects of the Company and prevailing market conditions. Such price may not be indicative of the market price of the Shares after this offering has been consummated. See "Underwriting."

     Substantial and Immediate Dilution. Purchasers of the Shares offered hereby will incur an immediate and substantial dilution in the net tangible book value of the Shares of approximately $4.58 per share (approximately 76%) from the public offering price of $6.00. See "Dilution."

     Possible Delisting; Penny Stock Regulation. Upon completion of this offering, the Company anticipates that its Common Stock will be listed on the Nasdaq SmallCap Market. Under Nasdaq rules, in order to maintain a listing on the Nasdaq SmallCap Market, a company must have, among other things, $4,000,000 in net tangible assets, or either (i) a market capitalization of $35,000,000 or more, or (ii) $500,000 net income in its last fiscal year or two of its last three fiscal years. In addition, the listed security must have a minimum bid price of $1.00 per share. Further, Nasdaq reserves the right to withdraw or terminate a listing on the Nasdaq SmallCap Market at any time and for any reason in its discretion. If the Company were unable to maintain a listing on the Nasdaq SmallCap Market, quotations, if any, for "bid" and "asked" prices of the Common Stock would be in the over-the-counter market, either in the "pink sheets" published by the National Quotation Bureau, Inc. or on the National Association of Securities Dealers OTC Electronic Bulletin Board. In such event, an investor could find it more difficult to dispose of or to obtain accurate quotations of prices for the Common Stock.

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a price of less than $5.00 per share, subject to certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. In addition, if the Company's securities do not meet an exception to the penny stock regulations, trading in the Company's securities would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") for non-Nasdaq and non-national securities exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities whose market price is at least $5.00 per share are exempt from this rule.

     If the Company's securities become subject to the regulations applicable to penny stocks, the market liquidity for the Shares could be adversely affected because the regulations on penny stocks could limit the ability of broker/dealers to sell the Company's securities and thus the ability of purchasers of the Company's securities to sell their securities in the secondary market.

     Government Regulation. The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, the most significant of which are the Food and Drug Administration (the "FDA"), which regulates the Company's products under the Federal Food, Drug, and Cosmetic Act (the "FDCA") and regulations promulgated thereunder, and the Federal Trade Commission ("FTC") under the Federal Trade Commission Act, which prohibits unfair or deceptive trade practices, including false or misleading advertising. The Company's products and activities also are subject to regulation by the Consumer Product Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA"), the Environmental Protection Agency (the "EPA"), and by various agencies of the states, localities and foreign countries in which the Company's products are sold.

     With respect to its application to dietary supplements, the FDCA has been amended several times, most recently by the Nutrition Labeling and Education Act of 1990 (the "NLEA") and the Dietary Supplement Health and Education Act (the "DSHEA"). The Company's products are generally classified and regulated as dietary supplements under the FDCA, as amended, and are therefore not subject to premarket approval by the FDA. However, these products are subject to extensive labeling regulation by the FDA and can be removed from the market if shown to be unsafe. Moreover, if the FDA determines, on the basis of labeling or advertising claims by the Company, that the "intended use" of any of the Company's products is for the diagnosis, cure, mitigation, treatment or prevention of disease, it can regulate those products as drugs and require premarket clearance for safety and effectiveness, and if the FDA determines that the requirements of DSHEA for making claims that a dietary supplement product affects the "structure or function" of the body have not been met, such non-complying claims could result in the regulation of the product as a drug. See "Business of the Company -- Regulation."

     Governmental regulations in foreign countries in which the Company wishes to distribute its products may prevent or delay entry into the market, or require the reformulation, of the Company's products. At the present time, the only foreign country in which the Company's products are sold is Canada. Compliance with Canadian governmental regulations is controlled by the Company's distributor for Canada, an independent contractor over whom the Company has limited control.

     In the future, the Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations. New laws or regulations could, for example, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. The Company cannot predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business.

     Product Liability. The Company, like other retailers, distributors and manufacturers of products that are designed to be ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. With respect to product liability claims, the Company has coverage of $5,000,000 per occurrence and in the aggregate, subject to a self-insurance retention of $2,500. However, there can be no assurance, however, that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities which the Company could incur. The Company generally does not obtain contractual indemnification from parties supplying raw materials or marketing its products and, in any event, any such indemnification is limited by its terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that the Company does not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on the Company.

     Factors Inhibiting Takeover. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in the Company's or the stockholder's best interest. The Company's Amended and Restated Certificate of Incorporation authorizes the Board of Directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock and the designation of any such series, without any vote or action by the Company's stockholders. Thus, the Board of Directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Company's Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company, since the terms of any preferred stock which might be issued could contain terms which could contain special voting rights or increase the costs of acquiring the Company.

     The Company is subject to Section 203 of the Delaware General Corporation Law ("DGCL") which prevents transactions between the Company and an "interested stockholder" unless certain conditions are satisfied. The applicability of
Section 203 may have the effect of delaying, deferring or preventing "changes in control" of the Company, even if such event would be beneficial to the then existing shareholders. See "Description of Capital Stock" for additional information concerning Section 203 and other provisions of the Delaware General Corporation Law.

     Broad Discretion in Application of Proceeds. The anticipated uses of the net proceeds of this offering have been allocated only generally, and a significant portion (approximately 25%) of the net proceeds will be added to working capital. The Company reserves the right to reallocate the proceeds among the categories specified under the caption "Use of Proceeds" as well as using the proceeds for purposes not specified. Accordingly, the Company's management will have broad discretion in the application of the net proceeds of this offering. See "Use of Proceeds."

     Future Sales of Common Stock. Upon completion of this offering, there will be 4,185,672 shares of Common Stock outstanding, assuming the over-allotment option is not exercised, and 140,402 shares of 10% Convertible Preferred Stock, each of which is convertible into 2.5 shares of Common Stock or a total of 351,005 shares ("Conversion Shares"). Shares sold in the offering will be tradeable without restriction by persons other than "affiliates" of the Company. The shares of Common Stock presently outstanding are, and Conversion Shares if issued would be, "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act"). Such securities are eligible for sale without registration under Rule 144 upon satisfaction of certain conditions, including a minimum "holding period" of one year from the time the securities are purchased from the Company or an affiliate of the Company. All of the Company's outstanding Common Stock, and Conversion Shares when issued, will be saleable under Rule 144 within ninety days following completion of this offering, subject to the "lock up" agreements described in the following paragraph in the case of shares owned by executive officers, directors and certain other shareholders. For additional information on possible future sales of restricted securities in accordance with Rule 144, see "Shares Available for Future Sale."

     All of the Company's directors and executive officers, and certain of its shareholders including all holders of 10% Convertible Preferred Stock, have entered into a "lock up" agreement with the Underwriter pursuant to which they have agreed that, for a period of one year from the initial sale of Shares, they will not offer, sell, contract to sell, pledge or otherwise dispose of any additional shares of the Company's Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock without the prior written consent of the Underwriter. The Company has agreed not to issue additional securities without the prior consent of the Underwriter for a period of one year from the initial sale of Shares, except for additional shares of 10% Convertible Preferred Stock as dividends to holders of outstanding shares of 10% Convertible Preferred Stock, and additional shares of Common Stock upon the exercise of outstanding options and warrants and the exercise of the Underwriter's Overallotment Option or Underwriter's Warrants.

     No prediction can be made as to the effect, if any, that future sales, or the availability of Common Stock for future sales, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock by the Company or by stockholders who hold restricted securities, or the perception that such sales may occur, could adversely affect market prices for the Common Stock.

     Underwriter's Influence on the Market. A significant number of the Shares may be sold to customers of the Underwriter. Such customers subsequently may engage in transactions for the sale or purchase of such securities through or with the Underwriter. Although it has no obligation to do so, the Underwriter intends to make a market in the Common Stock and may otherwise effect transactions in such securities. If it participates in such market, the Underwriter may exert a dominating influence on the market, if one develops, for the Common Stock. Such market-making activity, if commenced, may be discontinued at any time. Moreover, if the Underwriter exercises the Underwriter's Warrants, it may be required under Regulation M promulgated under the Exchange Act to temporarily suspend its market-making activities. The price and liquidity of the Common Stock may be significantly affected by the degree, if any, of the Underwriter's participation in such market. See "Underwriting."

     Future Issuances of Stock by the Company. Following this offering, the Company will have 10,000,000 shares of Common Stock authorized, of which 4,185,672 shares will be issued and outstanding, assuming that the over-allotment option has not been exercised, and an additional 1,300,700 shares of Common Stock will be reserved for issuance upon the exercise of outstanding options and warrants, and upon conversion of outstanding shares of 10% Convertible Preferred Stock. The Company also will have 650,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), authorized but unissued and undesignated. The balance of the Company's authorized shares of Common Stock and 650,000 shares of the Preferred Stock are not reserved for any purpose and may be issued without any action or approval by the Company's stockholders. See "Description of Capital Stock."

     Limitations on Liability of Directors and Officers. The Company's Certificate of Incorporation limits the liability of directors of the Company for monetary damages for breaches of directors' fiduciary duty of care. This provision may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its shareholders. In addition, the Company's Bylaws provide for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as agents for the Company. See "Disclosure of Commission Position on Indemnification for Securities Act Liabilities."

                                    DILUTION

     The stockholders' equity of the Company at June 30, 1997, was $1,253,811. Giving effect to the sale of the Shares and payment of offering expenses, but to no other post-June 30, 1997, transactions or operations, and assuming no exercise of the over-allotment option, the Company's stockholders' equity immediately following the offering would be approximately $7,353,811. The net tangible book value of Common Stock would be approximately $1.42 per share, or approximately 76% less than the price paid by purchasers of Shares in this offering. The difference between the net tangible book value of the Common Stock following the offering and the initial offering price of the Shares represents dilution in the tangible book value of the investment of purchasers in the offering. The Company's present holders of Common Stock would benefit from an increase in the present tangible book value of their investment, from a negative $.05 per share to $1.42.

     The following table illustrates this per share dilution:

  Assumed initial public offering price per Share...........              $6.00
     Tangible book value per share of Common Stock before
       this offering........................................   $(0.05)
     Increase in net tangible book value per share
       attributable to the sale of the Shares offered
       hereby...............................................   $ 1.47
                                                               ------
  Net tangible book value per share of Common Stock after
     this offering..........................................              $1.42
                                                                          -----
  Dilution per share to new stockholders....................              $4.58
                                                                          =====

     The following table sets forth the number of shares of Common Stock purchased from the Company and the total consideration and the average price paid by (a) present holders of Common Stock or their predecessors, and (b) purchasers of Shares in this offering.

                                  SHARES OF   PERCENTAGE        TOTAL       PERCENTAGE OF    AVERAGE
                                   COMMON      OF CLASS     CONSIDERATION       TOTAL         PRICE
                                    STOCK     OUTSTANDING       PAID        CONSIDERATION   PER SHARE
                                  ---------   -----------   -------------   -------------   ---------
Present holders.................  2,985,672      71.3%       $ 3,946,519        35.4%         $1.32
Purchasers in this
  offering(1)...................  1,200,000      28.7%       $ 7,200,000        64.6%         $6.00
                                  ---------      ----        -----------        ----          -----
     Totals.....................  4,185,672       100%       $11,146,519         100%         $2.66
                                  =========      ====        ===========        ====          =====

------------------
(1) Assumes no exercise of the over-allotment option.

     The Company also has outstanding 140,402 shares of 10% Convertible Preferred Stock for which the holders of such shares or their predecessors paid $1,200,000. Each share of the 10% Convertible Preferred Stock outstanding presently is convertible into 2.5 shares of Common Stock, or 351,005 shares in total. Conversion of outstanding 10% Convertible Preferred Stock would result in an imputed purchase price of $3.42 per share of Common Stock issued in conversion. The net tangible book value of the 10% Convertible Preferred Stock at June 30, 1997, was $10.00 per share. Giving retroactive effect to the receipt of the proceeds from this offering would not affect the net tangible book value of shares of the 10% Convertible Preferred Stock. See "Description of Capital Stock -- 10% Convertible Preferred Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the offering, after deducting sales commissions (10% of gross proceeds) and the non-accountable expense allowance (3% of gross proceeds) payable to the Underwriter, and other offering expenses such as legal and accounting expenses, registration and filing fees, printing and other miscellaneous offering expenses, are estimated to be $6,100,000 ($7,039,600 if the Underwriter's over-allotment option is exercised). The Company intends to use the net proceeds of the offering as follows:

                                                                      PERCENTAGES
                                                                       OF TOTAL
DESCRIPTION                                                AMOUNT      PROCEEDS
-----------                                              ----------   -----------
Marketing and advertising(1)...........................  $2,640,000      43.3%
Inventory and manufacturing costs(2)...................   1,015,000      16.6%
Research and development...............................     610,000        10%
Added personnel costs(3)...............................     305,000         5%
Working Capital(4).....................................   1,530,000      25.1%
                                                         ----------      ----
        Totals.........................................  $6,100,000       100%
                                                         ==========      ====

------------------
(1) Both in connection with the launch of new products (approximately 80%) and in support of existing products.

(2) New product inventory and costs associated with the start up of manufacture for new products.

(3) See "Business of the Company -- Employees."

(4) Funds allocated for working capital may be used for any corporate purpose.

     The above amounts represent management's present estimates based upon current operating plans and certain strategic assumptions, including those relating to the Company's future revenue levels and expenditures, and industry and general economic and other conditions. Although the Company does not contemplate any material changes in the proposed use of proceeds, to the extent the Company finds that adjustment is required, the amounts shown may be adjusted among the uses indicated above, or certain portions of the net proceeds may be used for other purposes. Such shifts will be at the discretion of the Company. The Company reserves the right to enter into short term borrowing in the future as business conditions or the Company's needs may require.

     The Company anticipates that it will commence the application of the proceeds upon completion of this offering and that such proceeds will be applied over the next twelve months. The Company believes that the net proceeds of this offering will be sufficient to satisfy its requirements to implement its business plans over such period.

     To the extent the over-allotment option is exercised, any proceeds from such exercise will be added to working capital.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the issuance and sale of 1,200,000 Shares, the receipt of net proceeds therefrom, and the application of net proceeds as set forth under the caption "Use of Proceeds."

                                                             JUNE 30, 1997
                                                    --------------------------------
                                                                        PRO FORMA
                                                     ACTUAL(1)        AS ADJUSTED(1)
                                                    -----------       --------------
                                                    (UNAUDITED)
Current liabilities...............................  $1,695,611         $ 1,732,111
                                                    ----------         -----------
Long term debt and other liabilities (excluding
  current maturities).............................  $      -0-         $       -0-
                                                    ----------         -----------
Common Stock, authorized 10,000,000 shares, par
  value $.0025 per share, 2,985,672 shares
  outstanding (4,185,672 shares outstanding as
  adjusted).......................................  $    7,464(2)      $    10,464(2)
                                                    ----------         -----------
10% Convertible Preferred Stock, authorized
  250,000 shares, par value $.01 per share,
  140,402 shares outstanding......................  $    1,404         $     1,404
                                                    ----------         -----------
Additional paid in capital........................  $4,756,257(2)      $10,853,277(2)(3)
                                                    ----------         -----------
Accumulated deficit...............................  $3,511,314(4)      $ 3,443,689(4)
                                                    ----------         -----------
Total Stockholder Equity..........................  $1,253,811         $ 7,353,811
                                                    ----------         -----------

------------------
(1) Does not include Common Stock reserved for issuance upon exercise of outstanding options and warrants (1,300,200 shares), the over-allotment option (180,000 shares) or the Underwriter's Warrants (120,000 shares), or upon conversion of outstanding shares of 10% Convertible Preferred Stock (351,005 shares).

(2) Giving effect to the cancellation, effective as of the date of this Prospectus, of 200,000 shares issued to the Company's founders in connection with the organization of the Company.

(3) After deduction of the Underwriter's commission (10%), unaccountable expense allowance (3%), and other offering expenses (primarily legal and accounting fees, and printing costs) estimated at $164,000.

(4) Includes dividends paid on 10% Convertible Preferred Stock ($67,664) through June 30, 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

     (a) Introduction

     The Company was incorporated in April 1995 to develop and market dietary supplements that improve and promote health and well being and can be offered for sale without prior approval by The Food and Drug Administration in compliance with current regulatory guidelines. The Company's first product, ENDUROX(Registered), was introduced in March 1996, and commercial sales began in May 1996. Prior to that time, the Company was engaged in organizational and financing activities, product research and development, and preliminary marketing and distribution activities. In March 1997, the Company extended the ENDUROX line of products with ENDUROX ProHeart(Trademark) and ENDUROX EXCEL(Trademark). The Company has identified and developed a number of new products which are scheduled to be introduced beginning in the fourth quarter of 1997.

     (b) Results of Operations

          (i) Six Months Ended June 30, 1997 versus 1996

     The Company incurred a loss of $3,265,993 or $.95 per share for the period ended June 30, 1997, compared to a loss of $321,165 or $.13 per share for the period ended June 30, 1996. In most respects, operations in these periods cannot be meaningfully compared since the Company did not begin commercial operations until May 1996.

     In the six months ended June 30, 1997, revenues increased to $2,574,581, from $305,707 for the same period in 1996. The increase is attributable to the fact that sales of the Company's initial product, ENDUROX, and extensions to the ENDUROX line of products introduced in March 1997, were placed into existing channels of distribution that had only begun to be established in the comparable 1996 period, with the first sales of product occurring in May 1996. A portion of sales in the first half of 1997 can be attributed to retailer customer purchases of opening inventory, or "pipe-line fill", for ENDUROX EXCEL and ENDUROX ProHeart, sales of which represented $775,493 or approximately 30.1% of total sales in the six month period. All sales of the Company in the first half of 1996 were attributed to "pipe-line fill" for the original ENDUROX product. Once the distribution pipeline for a retail product is filled, sales result only from reorders from retailers as they replenish inventory sold to their customers, from the expansion of the distribution network to new channels, or from adding retailers in existing distribution channels. As a result, sales in the initial months of a product's distribution may not be indicative of sales levels that will be achieved in later periods.

     The loss of $321,165 incurred by the Company in the six months ended June 30, 1996 was attributable primarily to the fact that revenues derived from ENDUROX in May and June 1996 were insufficient to offset the selling, general and administrative expenses which were incurred throughout the entire six month period. The Company's gross profit margin in the first half of 1996 (77.6%) was slightly higher than the margins in the six months ended June 30, 1997 (76.2%), with the reduced margins in 1997 primarily a result of a lower gross profit margin on ENDUROX ProHeart and ENDUROX EXCEL.

     The Company's substantial loss in the first half of 1997 was attributable primarily to a non-recurring charge of $1,169,969 and to a substantial increase in selling, general and administrative expenses, from $554,874 in the first six months of 1996 to $3,975,181 in the six months ended June 30, 1997. The non-recurring charge of $1,169,969 was incurred in connection with the replacement by the Company of its and certain of its customers' inventory of ENDUROX in encapsulated form with a caplet form of the product. This replacement was required because the active herbal ingredient in ENDUROX is highly water absorbent, which resulted in the capsules changing color and/or size in conditions of high heat and humidity, even though the product was encapsulated in a gel capsule and sealed in a blister package. To rectify this problem, the Company decided to switch to a caplet form of delivery system. ENDUROX is now sold by the Company only in caplet form. ENDUROX EXCEL and ENDUROX ProHeart were introduced in caplet form, but the introduction of these products was delayed as a result of the capsule problem with the original ENDUROX product, and the volume of original ENDUROX sales in the six months ended June 30, 1997 was substantially below the Company's projections based upon the distribution which the Company had either obtained for the product or which was anticipated.

     The increase in selling, general and administrative expenses in the six months ended June 30, 1997, was attributable primarily to increased expenditures for advertising and promotion. The promotional and advertising expenses incurred in 1997 were committed well in advance in order to obtain mass distribution in the case of television advertising and to obtain publication dates in the case of print advertising, and the level of such expenditures in the six month period ended June 30, 1997 ($3,219,634) was in excess of sales revenues for the period. The remaining increases in selling, general and administration expense in the first six months of 1997, as compared to the year earlier period, was primarily a function of increased staff and related expense as the Company progressed from the development stage to full operating status.

          (ii) Fiscal Year 1996 Compared to Fiscal Year 1995

     In 1996, operating, selling, general and administrative expenses all increased dramatically over fiscal 1995 levels, primarily as a result of expenses incurred in development and marketing activities related to ENDUROX. Personnel related costs increased, from $54,237 in fiscal 1995 to $310,934 in fiscal 1996, primarily as a result of increases in staffing as the Company progressed from a development stage company in 1995 to full commercial operations in May 1996.

     Approximately 90% of the Company's sales in 1996 were in the second half of the year, with a majority occurring in the fourth quarter. Much of this sales volume was the result of "pipe-line fill", i.e., as the Company expanded its distribution network for ENDUROX, retailer purchases of opening inventory represented a substantial portion of sales. The Company had no sales in 1995.

     (c) Liquidity and Capital Resources

          (i) June 30, 1997

     At June 30, 1997, the Company's current assets exceeded its current liabilities by $1,116,361, with a ratio of current assets to liabilities of approximately 1.66 to 1 versus a ratio of approximately 5.99 to 1 at December 31, 1996. The change in current ratio was attributable primarily to the Company's operating losses in the six months ended June 30, 1997, ameliorated somewhat by the sale of Common Stock in the first quarter of 1997.

     Based on current activities and assuming successful completion of the offering, management expects the Company to be able to satisfy its cash requirements during the remainder of fiscal 1997 and in fiscal 1998 from the proceeds of this offering, from cash on hand and, if necessary, from a bank line of credit, secured by accounts receivable, which enables the Company to borrow up to 80% of the amount of current accounts receivable (defined as 90 days or less), to a maximum of $1,000,000. At June 30, 1997, the Company had not made any borrowings against this line of credit.

          (ii) December 31, 1996 and 1995

     At year end 1996 and 1995, the Company's cash resources were adequate for its immediate needs. A need for additional funds in 1996 in order to begin marketing ENDUROX was anticipated, and this need was met through private offerings of 10% Convertible Preferred Stock in the fourth quarter of 1995 and first quarter of 1996 ($1,200,000), and of Common Stock in the second and third quarters of 1996 ($1,968,750). Additional capital was raised through the sale of Common Stock to institutional investors in August 1996 ($525,000) and February 1997 ($999,999), and to two individual investors in December 1996 ($60,000) and April 1997 ($45,000).

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     (d) Impact of Inflation

     The Company expects to be able to pass inflationary increases for raw materials and other costs on to its customers through price increases, as required, and does not expect inflation to be a significant factor in its business. However, the Company's operating history is very limited, and this expectation is based more on observations of its competitors' historic operations than its own experience.

     (e) Seasonality

     Nutritional supplement sales tend to be somewhat seasonal, with lower sales typically realized during the first and second fiscal quarters, and higher sales typically realized during the third and fourth fiscal quarters. The Company believes such fluctuations in sales are the result of greater marketing and promotional activities toward the end of each fiscal year, customer buying patterns, and consumer spending patterns related primarily to the consumers' interest in achieving personal health and fitness goals after the beginning of each new calendar year and before the summer fashion season. Some classes of products, however, differ in seasonality. For example, January typically is the best month for sales of products for weight loss and control. In any event, at this stage and for the foreseeable future, the Company believes that the impact of new product introductions and marketing expenses associated with the introduction of new products will have a far greater impact on its operations than industry and product seasonality.

     (f) Impact of Recently Issued Financial Accounting Standards

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which provides guidance on how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted this statement effective June 1, 1996, and expects that it will have no material effect on its financial position and results of operations.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation", which defines a fair value based method of accounting for stock based employee compensation plans. Under SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method for fiscal years beginning after December 15, 1995 for all employee awards granted after the beginning of such year. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but, in future years, must disclose, in a note to the financial statements, pro forma net income and earnings per share as if SFAS No. 123 had been applied. The Company has determined that it will not adopt the fair value method, but will continue to account for stock-based compensation under APB No. 25 and provide the requisite disclosure under SFAS No. 123.

     In February 1997, the Financial Accountant Standards Board issued SFAS No. 128 (SFAS No. 128), "Earnings per Share", which supersedes Accounting Principles Board Opinion No. 15 "Earnings per Share" and replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and provides guidance on other computational changes. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. The Company does not expect the adoption of SFAS No. 128 to have a material impact on the financial position and results of operations of the Company.

                            BUSINESS OF THE COMPANY

GENERAL

     The Company was incorporated in April 1995 to develop and market natural products based upon herbs and other botanicals with a demonstrated ability to improve and promote health and well being. Management of the Company believes that recent growth in the natural health product industry will continue, driven by the public's heightened awareness of the benefits of such products and a more favorable regulatory climate following the passage of the Dietary Supplement Health & Education Act of 1994. See "Government Regulation" below.

     From its organization in April 1995 until it introduced its first commercial product, ENDUROX(Registered), in March 1996, the Company was engaged primarily in organizational and financing activities, product research, and preliminary marketing and distribution activities. During this period, the Company developed a master broker network for ENDUROX and future products, and obtained distribution for its products in mass channels (mass merchandisers, chain drug and supermarkets) and through health food chains and individual stores.

     The product formulation for ENDUROX is based on a Chinese herb, ciwujia, which has been shown to enhance athletic performance, stamina and recovery, and was identified by the Company and the Institute of Nutrition and Food Hygiene of the Chinese Academy of Preventative Medicine (the "INFH") in Beijing, China. See " -- The China Relationship" below. In addition to ciwujia, the Company has identified other herbs and botanicals through its relationship with the INFH. The Company also has sought to identify products utilizing botanicals of non-Chinese origin and, where possible, to license products conceived or developed by others which have some level of market protection (e.g., through a patent, patent claim, manufacturing technology etc.) Most of the proposed new products discussed below are based on herbs and other natural ingredients which are not of Chinese origin.

     The Company's business strategy is to identify novel and safe natural products that have demonstrable health benefits and can be marketed without prior FDA approval under current regulatory guidelines, and to promote and market those products aggressively through mass and health food channels of distribution using, among other things, marketing claims based upon Company-conducted research and testing.

OVERVIEW OF THE NATURAL HEALTH PRODUCT MARKET

     According to industry sources, sales of natural products and supplements through all outlets were approximately $15 billion in 1996. Chain drug stores, mass merchandising and grocery outlets, which represent the bulk of sales of natural products and supplements, grew at a rate of 20% in 1996 over the previous year. The Company believes that this growth is being driven by information in the mass media which continues to highlight problems with the American diet; the fact that American consumers are becoming increasingly disenchanted with and skeptical about many conventional medical approaches to disease treatment; and, finally, recent clarifications and changes of food and drug laws that have eased significantly the regulatory burdens associated with the introduction and sale of dietary supplements.

     Public awareness of the positive effects of nutritional supplements on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption of a wide variety of nutrients and the reduced incidence of certain diseases. Reports have indicated that the United States government and universities generally have increased sponsorship of research relating to nutritional supplements. In addition, Congress has established the Office of Alternative Medicine within the National Institutes of Health to foster research into alternative medical treatment modalities, which may include natural remedies. Congress has also recently established the Office of Dietary Supplements in the National Institutes of Health to conduct and coordinate research into the role of dietary supplements in maintaining health and preventing disease.

     According to Congressional findings that accompanied the passage of the Dietary Supplement Health & Education Act of 1994, national surveys reveal that almost 43% of Americans regularly consume vitamins, minerals and herbal supplements and 80% consume these products at some time during their lives. The 35-and-older age group of consumers, which is expected to continue to grow over the next two decades, represents 78% of the regular users of vitamin and mineral supplements. Based on data provided by the United States Bureau of the Census, from 1990 to 2010, the 35-and-older age group of the United States population is projected to increase by 32%, a significantly greater increase than the 20% projected increase for the United States population in general.

     The Company believes that the aging of the United States population, together with a corresponding increased focus on preventative health care measures, will continue to result in increased demand for certain nutritional supplement products. Also, the Company believes that the continuing shift to managed healthcare delivery systems will place greater emphasis on disease prevention and/or health maintenance, areas with which natural health products are most identified.

     With respect to the distribution of natural health products, while distribution through small to large sized natural food stores remain a significant factor, the bulk of the growth is found in the mass merchandisers and health food chains such as General Nutrition Centers which now represent the majority of sales, and represent the fastest growing channels of distribution.

INITIAL PRODUCTS -- ENDUROX(REGISTERED)

     The Company's initial product, ENDUROX(Registered), is a dietary supplement the principal ingredient of which is the herb ciwujia. Laboratory trials conducted by the INFH showed that ciwujia could significantly improve endurance in laboratory animals. Human trials were conducted in the exercise physiology laboratories at the Academy of Preventive Medicine, Institute of Food Hygiene, in Beijing, and the University of North Texas Health Science Center in Fort Worth, Texas. On the basis of these studies, researchers and the Company concluded that ENDUROX changed the way the body fuels a workout by shifting the fuel source from carbohydrate to fat, thereby increasing fat metabolism; built endurance by slowing the lactic acid buildup that causes muscle soreness and fatigue; raised the anaerobic threshold during workout; and sped recovery following workout, as measured by heart rate and lactic acid levels.

     The Company also conducted extensive qualitative and quantitative marketing research to measure consumer receptivity to a natural product that could improve exercise performance. The research showed, among other things, that almost 52 million consumers exercise more than 100 times per year ("frequent exercisers"), that the average household income of frequent exercisers exceeded $45,000 per year in 1995 and, in that year, frequent exercisers had spent over $5.3 billion on exercise equipment.

     Based on its market research, management decided to launch ENDUROX in both health food and mass consumer distribution channels, using a master broker for chain drug, grocery, and mass merchandisers and a separate master broker for the health food segments. The Company formally introduced ENDUROX on March 15, 1996, at the Natural Product Expo West in Anaheim, California. See "Marketing and Distribution" below.

     The first extensions to the ENDUROX line of products, ENDUROX EXCEL(Trademark) and ENDUROX ProHeart(Trademark), were introduced in March 1997. ENDUROX EXCEL contains 50% more ciwujia than regular ENDUROX, plus vitamin E. It is targeted to "serious" athletes, i.e., individuals who engage in competitive athletics or whose exercise regimen is comparable to that of a competitive athlete. ENDUROX ProHeart is targeted to the heart conscious consumers who exercise regularly. In addition to ciwujia, ENDUROX ProHeart contains vitamins E and C and folic acid. Recent studies have shown that these vitamins can help prevent the build-up of plaque in arteries and maintain healthy heart function. Sales of ENDUROX EXCEL and ENDUROX ProHeart were $318,496 and $456,997, respectively, in the six months ended June 30, 1997.

PROPOSED PRODUCTS

     ENDUROX(Registered) RECOVER(Trademark) is a new sports drink in the development stage. The Company expects to obtain data from trials to be conducted for the Company at a number of institutions with well known exercise physiology departments to support marketing claims that use of the product will assist in achieving peak muscle performance. These trials are expected to be completed in December 1997.

     The market for sports drinks currently exceeds $1.5 billion a year. This market is dominated by Gatorade, which is manufactured by Quaker Foods. In addition, there are a number of sports drink products primarily marketed through health food stores. These include MetRx, products from Weider Nutrition International, Champion Nutrition, and house brands sold by General Nutrition Centers. Sports drinks sold through health food channels, which is the market which the Company intends to target, represent approximately $300 million in sales, with the balance of sales being made in mass channels of distribution. The Company expects to initiate sales of this product in the first quarter of 1998.

     PROSOL(Trademark) is a new product based on the herb hypericum (St. John's
Wort). Hypericum has been shown to be effective in treating the symptoms of mild to moderate depression in numerous clinical studies. In Germany, where the expense of hypericum use is reimbursed by government sponsored health insurance, it outsells Prozac, the leading US product for treating depression, by a substantial margin. Under the Dietary Supplement Health and Supplement Act of 1994, PROSOL cannot be marketed for the treatment of depression, as such, but can be marketed to improve emotional well-being. "See Government Regulation" below.

     The Company recently entered into an exclusive worldwide marketing agreement with the developers of a product that includes hypericum, ginkgo biloba, another herb shown to be effective in clinical trials in treating the symptoms of depression, and vitamins B6, B12, C and folic acid. A use patent was applied for by the developer of the product in April 1997.

     The Company has filed a trademark application for the name PROSOL, and expects to launch the product in the fourth quarter of 1997.

     ARNICYN(Trademark) is a topical analgesic stick that contains a combination of natural ingredients which have demonstrated effectiveness in reducing the pain and inflammation of arthritis. The four herbal components in ARNICYN are capsaicin, menthol, arnica and boswellia serrata. These ingredients have been shown to deliver targeted arthritis relief through an immediate penetrating action, sustained pain relief and reduced inflammation.

     The total market for topical analgesics in mass channels of distribution in 1997 exceeded $350 million. Some of the major brand names in this category include Bengay and Zostrix. Products containing capsaicin represent the fastest growing segment of the market. ARNICYN will be targeted to the estimated 40 million Americans who have arthritis. The Company intends to launch ARNICYN in the fourth quarter of 1997 or the first quarter of 1998, through direct response TV, and then expand distribution into chain drug and mass merchandisers.

     PO 2 is the Company's working name for a proposed new product based on a protein which, when ingested, stimulate the body's release of cholecystokinin, a peptide which is involved in the human digestive process. Research has shown that the release of cholecystokinin in humans increase satiety resulting in decreased food intake and, thus, provides an approach to weight loss and control using the body's natural appetite control mechanism.

     The proteins which stimulate cholecystokinin are called protease inhibitors and are found in soy and potatoes. Only the protease inhibitors obtained from potatoes, however, have been shown to be effective in humans. The investigator who showed that the protease inhibitor from potatoes stimulated the release of cholecystokinin received a use patent on the enzyme in 1985. However, purification of the enzyme was not commercially feasible until recently, when researchers developed a proprietary method of purifying the protein. This purified protease inhibitor (PO 2) has been shown to be effective in multiple studies to stimulate the release of cholecystokinin.

     The Company has signed a license agreement with the licensor of the patent covering the potato-derived protease inhibitor and with the developer of the proprietary purification process. This agreement grants to the Company the exclusive world wide right to market and develop a number of weight loss products incorporating the purified protein ingredient, which would be supplied to the Company by the licensors.

     The Company expects the product, which is as yet unnamed, to be introduced as a powder drink that would be taken one hour prior to meals. The Company estimates that the product will be launched in limited distribution in the third quarter of 1998, with a full marketing and distribution to begin in January 1999. This schedule is intended to capitalize on the fact that approximately 30% of the annual sales of diet products and services typically occur in January. Industry data indicates a national market of approximately $3 billion for weight loss and weight control products, including prescription drugs, OTC products, diet foods and nutritional supplements.

     SPORTS ANALGESIC: Strains and sprains resulting from sports injuries are usually treated with a topical analgesic, an oral analgesic or a combination of both agents. There currently are no non-prescription products that can accelerate recovery from a sports injury in the sprain/strain category. The Company, working with a leading homeopathic physician, has formulated a novel product combination that consists of both an internal and external component that work synergistically, that it expects to launch in June 1998.

     Management believes that a combination internal/external sports analgesic would represent a unique product in a category which has lacked innovation in the last ten years. The Company intends to work with professional trainers both in evaluating the product and also using their endorsements to promote the product. This product would be distributed through health food stores and selected mass merchandisers.

THE CHINA RELATIONSHIP

     In connection with its organization, the Company entered into an Exclusive Technology Sharing and Strategic Alliance Agreement and a Licensing Agreement with the Institute of Nutrition & Food Hygiene of the Chinese Academy of Preventive Medicine (the "INFH") in Beijing, People's Republic of China, and technology sharing agreements with individual researchers and other institutions located in China. The purpose of these agreements and relationships to obtain access to agents derived from natural sources proven effective in China, where the use of herbs in health and healing has been an integral part of "traditional" Chinese medicine for over 4,000 years, as well as to Chinese research and manufacturing "know how" in this area.

     INFH is the most prestigious nutritional organization in China, reporting directly to the Ministry of Health. The INFH has worked closely with the World Health Organization and is involved in on-going research concerning the relationship of nutrition with health and disease from a mechanistic and epidemiological perspective, and the role of natural products in maintaining and preventing disease. Under its agreements with the Company, the INFH has granted to the Company the exclusive right to commercialize within and outside of China all natural TCM herbs and other natural agents in nine specified areas: obesity management, sports recovery/anti-fatigue, female health (PMS and estrogen supplementation), health teas, arthritis, diabetes mellitus and cholesterol lowering. The INFH also has agreed to seek out and enter into licensing agreements with other Chinese institutions for other natural constituents that can be used in products for the treatment of disease and maintenance of health and well being, and either to assign such licenses to the Company or give the Company a right of first refusal to license the product. The Company has agreed, after the Company achieves a defined level of profitability, to pay a royalty (starting at 2% on annual net sales under $25 million, and declining to 0.5% on annual net sales in excess of $200 million) to the INFH based upon sales of products utilizing natural constituents exported from China or developed in China, or based in whole or in part on such constituents. The level of profitability which the Company must achieve in any annual period before a royalty must be paid is such that the Company's pre-tax profits in the period, less 50% of the Company's accumulated loss carry forward, less taxes, and less royalties payable to the INFH must be greater that zero. Prior to the date of this Prospectus, the Company has not paid any royalties to the

INFH pursuant to this agreement, and the Company does not anticipate incurring any obligation to pay royalties until the year ended December 31, 1998, at the earliest. See "Certain Relationships and Related Transactions -- Certain Other Transactions".

     None of the aforementioned agreements has a fixed termination date, although the agreements may be terminated by either party upon ninety (90) days notice in the event of a material breach.

MANUFACTURING

     ENDUROX is, and future products of the Company are expected to be, manufactured in the United States. The Company has engaged a number of companies to assist in the manufacture of its ENDUROX line of products. Ciwujia is harvested and extracted in China under the supervision of quality control scientists from the INFH. Every lot of ciwujia extract is standardized and undergoes a broad range of quality assurance tests. The extract is then shipped to a processor in the United States, where it is spray dried under agreement with the Company. Following the spray dry procedure the product is shipped to an encapsulator and, from the encapsulator, to a packager where it is blister packed and packaged. The product is then shipped to a distribution center in Cincinnati, Ohio.

     The Company does not intend to develop its own manufacturing capabilities since management believes that the availability of manufacturing services from third parties on a contract basis is more than adequate to meet the Company's needs in the foreseeable future. The Company has identified and worked with a number of manufacturers who have sufficient manufacturing capacity to meet the short and intermediate-term production needs of the Company, and who will assist the Company in its development work, as in the case of ENDUROX, as described above.

     The Company has no existing contractual commitments or other arrangements for the future manufacture of its products. Rather, it places orders for manufacturing services as required based upon price quotations and other terms obtained from selected manufacturers.

MARKETING AND DISTRIBUTION

     The Company's first product, ENDUROX(Registered), a dietary supplement in the sports performance and recovery category, was introduced in March 1996, and commercial shipments of the product were begun in May 1996. Extensions on the ENDUROX product line (ENDUROX EXCEL(Trademark) and ENDUROX ProHeart(Trademark)) were introduced in March 1997.

     The Company has pursued a "multi-channel" distribution strategy in marketing its line of ENDUROX products, and intends to follow a similar strategy with future products. The ENDUROX line of products is sold in over 34,000 retail outlets in all 50 states, with customers in the mass channels of distribution including mass merchandisers such as WalMart, KMart and Target; chain drug stores such as CVS, Walgreens, Eckerds and Rite Aid; and grocery supermarkets such as Pathmark and Albertsons. The Company distributes its products to the health food market through General Nutrition Centers, a chain with over 2,800 outlets (see "Risk Factors -- Dependence Upon Significant Customers"), and independent health food retailers. The Company also sells through other channels, such as sports specialty stores such as The Sports Authority and health clubs. The nature of the product and its target market dictate the channels of distribution in which a product is launched, and the level of effort directed to each channel of distribution.

     ENDUROX ProHeart presently is distributed through leading health food stores and General Nutrition Centers. The Company plans to expand distribution of ENDUROX ProHeart into mass channels, specifically chain drug and mass merchandisers, in the fourth quarter of 1997. Advertising for this product will commence in February 1998, which is National Heart Month, primarily in magazines that reach the over 50 age bracket. The product also will be supported by an extensive public relations campaign creating awareness on the importance of exercise, antioxidants and folic acid in helping protect and maintain heart health.

     The Company uses two master brokers in its distribution network, one for mass volume retailers and the other for the health food market. Both master brokers receive a fixed monthly payment plus a commission on sales under agreements that are terminable at will by either party on relatively short notice. Most of the Company's customers are sold direct through its broker networks, although large drug wholesalers are used to reach smaller chains and independents. General Nutrition Centers, which is the Company's largest customer, is a "house account" which the Company sells directly outside its broker network. The Company also is considering the use of electronic media such as direct response TV, "home shopping" networks and, possibly, TV infomercials to market one or more of its new products. The Company believes that electronic media can serve as a means of gaining immediate sales volume while laying a foundation for broader distribution through mass channels.

     The Company began distribution of ENDUROX in Canada in 1997 through an independent distributor, with the first retail sales made in April 1997. At the present time, this represents the Company's sole non-US marketing channel. The Company is seeking regulatory clearances to distribute ENDUROX in Europe, South America and Asia, but does not expect to be in a position to begin significant distribution outside the United States until the end of 1998 at the earliest.

     To support its marketing efforts, the Company advertises in trade and consumer health food and sports magazines and on television, attends trade shows and exhibitions, sponsors promotional programs and events and in-store promotions, and engages in an extensive public relations effort that has included television, that has resulted in articles in numerous health, fitness, trade and natural products publications, which the Company also uses to promote its products. In September 1996, the Company entered into a three year endorsement contract with former professional football player Joe Montana. Mr. Montana receives an annual fee, and also received an option to purchase 25,000 shares of Common Stock upon execution of the endorsement contract. See "Description of Capital Stock -- Other Options and Warrants". The Company has made extensive use of television and other media advertising featuring Mr. Montana, and Mr. Montana also has been featured in a number of the Company's promotional and public relations activities. Other paid endorsers for the Company include Frank Shorter (two-time Olympic medalist), Jeff Galloway (former Olympian and author of the leading running book sold in North America), Debbi Lawrence (two-time Olympian and considered America's greatest racewalker), Dave Scott (six-time winner of the "Ironman" competition) and Grete Waitz (nine-time winner of the New York City Marathon).

     In the twelve-month period December 31, 1996 and the six months ended June 30, 1997, the Company's expenditures for product advertising and promotion were approximately $1,303,880 and $3,219,634, respectively.

COMPETITION

     Dietary supplements are distributed in variety of ways, including independent health food suppliers, such as the Company, who focus on vitamins and dietary supplements; mass volume retail suppliers; gym and health club product suppliers; direct sale and mail order vendors; and private label manufacturers. The Company estimates that there are approximately 20 large national companies that manufacture or distribute herbal products and medicinals. Generally, these companies are well funded and sophisticated in their marketing approaches. Examples are Weider Nutrition International, Nature's Way, Nature's Herbs and Solaray, Inc. In addition, there are a number of large, multilevel marketers such as Shaklee, Herbalife and Amway that sell encapsulated herbs, diet products, herbal supplement formulas and vitamin supplements.

     As the market for herbal products and medicinals has increased, major retailers such as GNC have introduced house brands to take advantage of their retailing strength, a trend that is likely to continue. Although major retailers generally have not introduced innovative products in the past, the Company believes that house brands represent a competitive threat once a product has become established. Large pharmaceutical companies and packaged food and beverage companies also participate in the nutritional supplement market on a limited basis. Increased competitive activity from such companies could have a material, adverse effect on the Company and other participants in the industry since such companies have greater financial and other resources available to them and possess far more extensive manufacturing, distribution and marketing capabilities than the Company and its other competitors.

     As the nutritional supplement industry grows and matures, it can be expected that retailers will favor suppliers that can provide innovative and high margin products, who are financially stable and who aggressively market and promote a wide line of products. Independent companies which have a limited product line, and who fail to develop new, innovative products and support them with strong marketing efforts will be unlikely to succeed in that environment.

GOVERNMENT REGULATION

     The Company's products currently do not require governmental approval. The processing, formulation, packaging, labeling and advertising of such products, however, are subject to regulation by one or more federal agencies including the FDA, the FTC, the CPSC, the DOA and the EPA. See "RISK FACTORS -- Government Regulation". The Company's activities also are subject to regulation by various agencies of the states and localities in which its products are sold.

     The FDA traditionally has been the main agency regulating the types of products sold by nutritional supplement firms such as the Company, but much of that authority stemmed from the FDA's treatment of dietary supplements as food additives and drugs. The FDA's role in this area was reduced mainly to policing the activities of makers of dietary supplements by the enactment of the Dietary Supplement Health and Education Act of 1994 (the "DSHEA") in October 1994. The DSHEA amended and modified the application of certain provisions of the FDA Act as they relate to dietary supplements, established an Office of Dietary Supplements at the National Institute of Health in order to coordinate and conduct scientific research into the health benefits of dietary supplements, established a presidential commission to study and make recommendations on the regulation of label claims and statements for dietary supplements, and required the FDA to promulgate regulations consistent with the DSHEA and the recommendations of the presidential commission.

     Prior to the enactment of the DSHEA, the FDA had required nutrition labeling on all dietary supplements and prohibited the making of any health claim on a dietary supplement unless the supplement was consumed as a food, its components were demonstrated to be safe, and the health claim was supported by significant scientific agreement and approved by the FDA. Passage of the DSHEA impacted the FDA's ability to issue and implement regulations with respect to dietary supplements by exempting such products from classification as "food additives" or, in most circumstances, "drugs". Although the DSHEA is generally viewed as a positive development for companies that sell dietary supplements such as vitamins, minerals, herbs, botanicals, amino acids and similar substances, the legislation imposed significant requirements that must be adhered to in order for a product to qualify for the safe harbors established by the DSHEA.

     The DSHEA defines a dietary supplement to include (i) any product intended to supplement the diet that bears or contains a vitamin, mineral, herb or other botanical, an amino acid, a substance to supplement the diet by increasing the total dietary intake, or any concentrate, constituent, extract, or combination of any such ingredient, provided that such product is either intended for ingestion in tablet, capsule, powder, softgel, gelcap, or liquid droplet form or, if not intended to be ingested in such form, is not represented for use as a conventional food or as a sole item of a meal or the diet, (ii) is not represented for use as a conventional food or as a sole item of a meal or the diet, and (iii) is labeled as a dietary supplement. The definition also includes highly technical provisions dealing with a dietary supplement that contains an ingredient that also has been approved by the FDA as a drug. The practical effect of such an expansive definition is to ensure that the new protections and requirements of the DSHEA will apply to a wide class of products.

     One important provision of the DSHEA exempts the dietary ingredients in dietary supplements from being treated as "food additives". Any substance that is added to a food product that is not "generally recognized as safe" by experts whose opinion is based on published scientific literature is subject to being regulated as a food additive by the FDA. Under the FDA Act, a substance that is a food additive may not be added to food products unless explicitly permitted by the FDA by issuance of a regulation. Petitioning the FDA for such a regulation is a process that could take five years or more, and involve the expenditure of hundreds of thousands of dollars or more to test a product and participate in any ensuing proceedings. Prior to enactment of the DSHEA, dietary supplement ingredients were often alleged to have "food additive" status.

     Although dietary supplements are now exempted from treatment as food additives by the FDA, the DSHEA imposed significant new safety standards regulating dietary supplements to prevent the sale of dietary supplements that are unsafe, toxic, unsanitary or adulterated. The DSHEA provides that a dietary supplement will be deemed to be an adulterated food if it presents a significant or unreasonable risk of illness or injury when used in accordance with its labeling or, if no conditions of use are suggested or recommended in the labeling, under ordinary conditions of use. Generally, the FDA Act prohibits the introduction or delivery of adulterated food into interstate commerce so a dietary supplement that is deemed adulterated may not be sold or distributed through interstate commerce. The FDA has the burden of proof in establishing that a dietary supplement is adulterated under such a standard, thereby reducing the FDA's role from one of preapproval of dietary supplements to that of policing those substances that present a significant or unreasonable risk of illness or injury.

     The DSHEA also imposes additional requirements that must be adhered to for dietary supplements which contain a "new" dietary ingredient. Under the DSHEA, a "new" dietary ingredient is one that was not marketed in the United States before October 15, 1994. A dietary supplement that contains such a new dietary ingredient will be deemed to be adulterated unless either (a) all ingredients contained in the dietary supplement have been present in the food supply as an article used for food in a form in which the food has not been chemically altered, or (b) there is a history of use or other evidence of safety establishing that the new dietary ingredient, when used under the conditions recommended or suggested in the labeling, will reasonably be expected to be safe. In order to qualify for the safe harbor under the second condition, a manufacturer/distributor of the new dietary ingredient or supplement must provide, at least 75 days before introducing or delivering for introduction such substance into interstate commerce, information to the FDA that forms the basis on which the manufacturer/distributor has concluded that a dietary supplement containing the new dietary ingredient is reasonably expected to be safe.

     Finally, the DSHEA provided non-delegable authority to the Secretary of the Department of Health and Human Services to declare that a dietary supplement poses an imminent hazard to public health or safety. Following such declaration, it is immediately illegal to market such a product, although the Secretary must thereafter promptly hold a formal hearing in order to determine whether to affirm or withdraw the declaration.

     The DSHEA also has increased the ability of sellers of dietary supplements to provide information about their products to consumers. Prior to the enactment of the DSHEA, the FDA position was that any publication used in connection with the sale of a dietary supplement could be regulated by the FDA as "labeling". Further, if the publication in question contained information claiming or suggesting that an ingredient present in a dietary supplement might be used in the cure, mitigation, treatment or prevention of any disease, such supplement would be subject to regulation under the FDA Act as a drug. Under the DSHEA, however, a publication, including an article, a book or chapter in a book, or an official abstract of a peer reviewed scientific publication that appears in an article and was prepared by the authors or the editors of a publication, is not considered labeling and may be used in connection with the sale of a dietary supplement to consumers if such publication is reprinted and it (i) is not false or misleading; (ii) does not promote a particular manufacture or brand of a dietary supplement; (iii) is displayed or presented with other items on the same subject matter so as to present a balanced view of the available scientific information; (iv) is physically separate from dietary supplements if displayed in an establishment where such products are sold; and (v) does not have appended to it any information by sticker or any other method. The United States has the burden of proof to establish that a publication is false or misleading if a proceeding is established to prevent a publication. The DSHEA specifically provides that it does not restrict a retailer or wholesaler of dietary supplements in any way whatsoever from selling books or other publications as a part of its business. These provisions of the DSHEA may indirectly affect the Company because they will make it easier for retailers and wholesalers that sell the Company's products to display and sell publications that are related to the Company's business and discuss the benefits of dietary supplements such as the ones that the Company manufactures and distributes.

     FDA regulations published prior to the enactment of the DSHEA and pursuant to the Nutrition Labeling and Education Act ("NLEA") prohibit the use of any health claim in the labeling of any food products, including brochures, unless the claim of such labeling is first approved by the FDA by regulation. Under the DSHEA, companies that manufacture and distribute dietary supplements are allowed to make any of the following four types of statements with regard to nutritional support on labeling without FDA approval: (i) a statement that claims a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States; (ii) a statement that describes the role of a nutrient or dietary ingredient intended to affect structure or function in humans; (iii) a statement that characterizes the documented mechanism by which a nutrient or dietary ingredient acts to maintain or function; or (iv) a statement that "describes general well-being" from consumption of a nutrient or dietary ingredient. In addition to making sure that a statement meets one of these four criteria, a manufacturer of the dietary supplement must have substantiation that such statement is truthful and not misleading, must not claim to diagnose, mitigate, treat, cure, or prevent a specific disease or class of diseases, and must contain the following disclaimer, prominently displayed in boldface type:
"This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease." Additionally, the manufacturer must notify the Secretary of Health and Human Services no later than 30 days after the first marketing of the dietary supplement to which such statement relates. In addition, a dietary supplement must list the name and quantity of each ingredient and the total weight of a proprietary blend, be identified as a "dietary supplement", and identify the part of a plant from which any herb or botanical ingredient is derived. Special rules for branding apply if there is an official FDA monograph covering the class of product in which the dietary supplement is classified.

     The DSHEA did not limit the FDA's ability to regulate manufacturing but authorized the FDA to prescribe good manufacturing practice regulations for dietary supplements which are to be modeled after current good manufacturing practice regulations for food. Since the manufacturers which are involved in manufacturing the Company's products are experienced in producing products subject to FDA manufacturing standards, the Company does not believe that new regulations regarding manufacture of dietary supplements will adversely affect the Company or its suppliers.

     The effect of new federal regulations and standards is that, although the authority of the FDA to regulate dietary supplements has been limited, it and other government agencies, particularly the Department of Health and Human Services, have been granted substantial new policing authority to stop the distribution of a dietary supplement if government personnel believe they can show that the product is not safe. The Company is not able to predict with certainty the long term impact of this regulatory scheme on its activities.

PATENTS AND TRADEMARKS

     The Company received a patent covering the use of ciwujia to improve exercise performance in December 1996. The Company believes that certain of its proposed products also may be eligible for "use" patents, and in seeking to license products developed by others, patent coverage will be considered. There is no assurance, however, that the Company will receive any additional patents, or that any patents which it does have or may obtain will provide meaningful protection. The Company does not believe that patent protection will be as significant to its growth as such factors as product selection and the extent and effectiveness of its advertising and other marketing and promotional activities.

     The Company has received a United States patent covering the use of ciwujia, the principal active herb in ENDUROX, to improve physical performance and stamina during exercise, and for enhancing recovery after exercise is completed. The Company has applied for foreign patents on ciwujia in Canada, Mexico, all Western European countries and in 51 other principal European, South American and Asian countries. To the extent the Company does not have patents on its products, there can be no assurance that another company will not replicate one or more of the Company's products, nor is there any assurance that patents which are obtained, including the ciwujia patent, will provide meaningful protection or significant competitive advantages over competing products.

     The Company has federal trademark registrations for ENDUROX(Registered) and has trademark applications pending to register ARNICYN(Trademark), PROSOL(Trademark), ENDUROX(Registered) ProHeart(Trademark) and ENDUROX(Registered) EXCEL(Trademark) pending with the United States Patent and Trademark Office. See "BUSINESS -- Proposed Products". The Company also has filed the ENDUROX trademark in all Western European countries, Canada, Mexico and Japan. The Company's policy is to pursue registrations for all of the trademarks associated with its key products, and to protect its legal rights concerning the use of its trademarks. The Company relies on common law trademark rights to protect its unregistered trademarks.

EMPLOYEES

     At the present time, the Company has eight full time employees at its Woodbridge, NJ offices. Of these, three employees are executive and administrative, three are in sales and marketing, and two are in accounting and operations. The Company also employs two persons on a part-time basis in its Beijing, People's Republic of China, office in research and development, and employs a number of consultants who devote limited portions of their time to the Company's business. The Company intends to expand its staff following this offering, through the addition of five individuals, principally for sales and marketing purposes.

OFFICES AND OTHER FACILITIES

     The Company presently leases approximately 2,645 square feet of office space from CSC Associates, a company owned by Robert Portman, President and a Director, and David Portman, Secretary and a Director, of the Company at a monthly rental of $2,645, plus utilities. The Company's lease with CSC Associates expires January 31, 2000. See "Organizational and Other Transactions -- Certain Other Transactions".

     The Company also leases laboratory and office space from the INFH at 29 Nan Wei Road, Beijing, at a yearly cost of $4,000.

     The Company believes that its facilities are adequate for its present needs.

LEGAL PROCEEDINGS

     The Company is not a party to, or involved in, any legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The current directors and executive officers of the Company are as follows:

Robert Portman, PhD...............  President and Chief Executive Officer, Treasurer
                                    and Chairman of the Board of Directors

Jonathan D. Rahn..................  Executive Vice President, Chief Financial Officer
                                    and Director

David I. Portman..................  Secretary and Director

T. Colin Campbell, PhD............  Director, Chairman -- US Scientific Advisory
                                    Board

Karen L. C. Campbell..............  Director

     DR. ROBERT PORTMAN, age 53, is President, Treasurer and Chairman of the Board of Directors of the Company. Dr. Portman has a PhD in Biochemistry and worked as a senior scientist at Schering Laboratories before co-founding M.E.D. Communications in 1974 with his brother, David Portman. In 1987, Dr. Portman started a consumer agency and, in 1993, he merged both agencies to form C&M Advertising. C&M Advertising, with billings in excess of $100 million, handled national advertising for such diverse accounts as Berlex Laboratories, Ortho-McNeil Laboratories, Tetley Tea, Radisson Hotels and HIP of New Jersey. Effective June 1, 1995, Dr. Portman relinquished his responsibilities as Chairman of C&M Advertising (which since has been renamed "The Sawtooth Group") to assume his present positions with the Company on a full time basis, and, in September 1996, Dr. Portman sold his interest in that company. Dr. Portman is a minority stockholder (less than 2%) of the Underwriter.

     In April 1988, Dr. Portman incorporated a company to develop and market a patented dental device. A prototype of the device was developed in conjunction with researchers at the University of Pennsylvania. In 1993, Dr. Portman determined that the investment of additional funds for the purpose of marketing and advertising the product was not warranted, and the Company, HydroDent Laboratories, Inc., of which Dr. Portman then was the President and principal stockholder and creditor, was liquidated in the U.S. Bankruptcy Court for the District of New Jersey.

     JONATHAN D. RAHN, age 53, is the Executive Vice President and Chief Financial Officer, as well as a director, of the Company. Prior to his employment by the Company in July 1996, Mr. Rahn served as a consultant to the Company in financial and certain operational matters. Mr. Rahn, a certified public accountant, has over 30 years experience in accounting and financial analysis, and has held various executive positions for a number of diverse businesses, both public and private. For approximately three years immediately preceding his employment by the Company, he was a self-employed consultant involved in the evaluation, due diligence and structuring of investments in and acquisitions of development-stage companies. Mr. Rahn also is the Secretary and a director of World Wireless Communications, Inc., a publicly held company engaged primarily in the design, development and manufacture of wireless communication products and devices. Mr. Rahn's service in those capacities does not interfere with his devoting full time to his employment by the Company.

     DAVID I. PORTMAN, age 56, is Secretary and a Director of the Company. Mr. Portman has a BS in Pharmacy and an MBA. He worked as a sales representative and marketing manager for Eli Lilly, Beecham-Massengill, Winthrop Laboratories and Sandoz Pharmaceuticals before co-founding M.E.D. Communications in 1974. In 1988, Mr. Portman sold his interest in M.E.D. Communications to Robert Portman, and became President of TRIAD Development, a real estate company that has numerous commercial and rental properties in New Jersey. Mr. Portman also has served as a director of the Underwriter since 1993, and is a minority stockholder (less than 1%) of the Underwriter.

     DR. T. COLIN CAMPBELL, age 63, is a Director of the Company and is Chairman of its U.S. Scientific Advisory Board. Dr. Campbell is the Jacob Gould Schurman Professor of Nutritional Biochemistry of Cornell University. Over the past three decades, Dr. Campbell, has been directing research correlating diet, lifestyle and disease. In 1979, Dr. Campbell, with the encouragement of the Chinese government, initiated the largest epidemiological study ever undertaken focusing on the relationship between nutrition and disease. The China-Cornell Research Project is expected to continue well into the 21st Century. Dr. Campbell is an honorary professor at the Chinese Academy of Preventive Medicine.

     KAREN L. C. CAMPBELL, age 56, is a director of the Company. Mrs. Campbell, who is the wife of T. Colin Campbell, is active in numerous volunteer organizations in Ithaca, New York, including Headstart, Bloodmobile, the Northeast Elementary Math program and Kitchen Cupboard Outreach program.

     Robert Portman and David Portman are brothers. T. Colin Campbell and Karen Campbell are husband and wife.

     In connection with a private placement of 10% Convertible Preferred Stock, completed in January 1996 for which the Underwriter acted as placement agent, the Company agreed to use its best efforts to elect to its Board of Directors one nominee designated by the Underwriter and as to whom the Company had no reasonable objection, and a second nominee mutually selected by the Company and the Underwriter. Jonathan D. Rahn is the designee mutually selected by the Company and the Underwriter. To date, the Underwriter has not designated its selection for a second director.

     Under corporate governance rules applicable to issuers with securities listed on the Nasdaq SmallCap Market, the issuer must have a minimum of two independent directors and an audit committee with a majority of independent directors. At the present time, the Company considers T. Colin Campbell and Karen L. C. Campbell to be "independent" of management of the Company, although, by virtue of their relationship, they may not be considered independent of each other. The Company expects to add at least one additional "independent" director to its Board, and to comply with the aforementioned corporate governance rules, prior to the commencement of the offering.

OTHER KEY ADVISORS AND CONSULTANTS

     In addition to its executive officers, the Company considers Dr. Junshi Chen to be a key advisor. Dr. Chen, age 62, is Chairman of the Company's Chinese Scientific Advisory Board, and is a Professor and Deputy Director of the INFH. Besides directing the research activities of the INFH, Dr. Chen is a recognized expert in China on nutritional status and cancer mortality and the antioxidant properties of various dietary constituents. Dr. Chen also is a member of the Political Consultative Group of China, a select group of individuals who serve as advisors to the government and the People's Congress, and a member of the government committee which reviews and approves new drug applications in China.

COMPENSATION OF EXECUTIVE OFFICERS

     Robert Portman is the only executive officer of the Company with a fixed-term employment agreement. Under this agreement, Dr. Portman is employed for a three-year term, which expires on April 30, 1998, at a base salary that is fixed by the Board, and currently is $150,000 per year. If Dr. Portman's employment were terminated by the Company for any reason other than for cause, Dr. Portman would be entitled to receive an amount equal to the base salary he would have received had he remained employed by the Company to the end of the contract term, and any options granted to Dr. Portman which had not previously vested would vest upon termination. For this purpose, "cause" is defined as gross negligence or intentional malfeasance in the performance of his duties as an officer of the Company which result in or create a substantial risk of serious financial injury to the Company.

     The table below sets forth information concerning compensation paid to Dr. Portman in 1996. No other executive officer of the Company received compensation of $100,000 or more in fiscal 1996.

                           SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION                                LONG TERM COMPENSATION
                              ----------------------                   --------------------------------------------
                                                                                AWARDS                 PAYOUTS
                                                                       ------------------------   -----------------
                                                                                     SECURITIES               ALL
                                                                       RESTRICTED      UNDER-                OTHER
                                                       OTHER ANNUAL       STOCK        LYING       LTIP     COMPEN-
 NAME AND PRINCIPAL                                    COMPENSATION     AWARD(S)      OPTIONS/    PAYOUTS   SATION
      POSITION         YEAR   SALARY ($)   BONUS ($)        ($)            ($)        SARS (#)      ($)       ($)
 ------------------    ----   ----------   ---------   -------------   -----------   ----------   -------   -------
Robert Portman.......  1996    162,500(1)     -0-            (2)           -0-        225,000       -0-       -0-

------------------
(1) Includes $62,500 accrued in respect of 1995 salary which was paid in 1996.

(2) Less than 10% of annual salary and bonus.

     The following table sets forth certain information regarding the options granted to Dr. Portman in fiscal 1996:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                        NUMBER OF     PERCENT OF TOTAL
                                                        SECURITIES      OPTIONS/SARS     EXERCISE
                                                        UNDERLYING       GRANTED TO      OR BASE
                                                       OPTIONS/SARS     EMPLOYEES IN      PRICE     EXPIRATION
                        NAME                           GRANTED (#)      FISCAL YEAR       ($/SH)       DATE
                        ----                           ------------   ----------------   --------   ----------
Robert Portman.......................................    225,000             32%           3.75      3/31/01

     The following table sets forth information with respect to the number of unexercised options and the value of unexercised "in-the-money" options held by Dr. Portman at December 31, 1996.

          AGGREGATED OPTION/SAR EXERCISES IN 1996 LAST FISCAL YEAR AND
                         OPTION/SAR VALUES AT 12/31/96

                                                              NUMBER OF SECURITIES
                                  SHARES                     UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                                 ACQUIRED                    OPTIONS/SARS AT FISCAL        THE-MONEY OPTIONS/SARS
                                    ON                            YEAR-END (#)            AT DECEMBER 31, 1996 ($)
                                 EXERCISE      VALUE       ---------------------------   ---------------------------
             NAME                  (#)      REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----                --------   ------------   -----------   -------------   -----------   -------------
Robert Portman.................    -0-          -0-          100,000        425,000        200,000        456,250

     For the purpose of computing the value of "in-the-money" options at December 31, 1996, in the above table, the fair market value of the Common Stock at December 31, 1996, is deemed to be $4.00 per share, as determined by the Board of Directors of the Company and equal to the last price at which the Company sold its Common Stock in 1996.

DIRECTORS' COMPENSATION

     None of the Company's directors received compensation for their services as directors in 1996. T. Colin Campbell, a director of the Company, received an option to purchase 5,000 shares of Common Stock pursuant to the Company's 1995 Incentive Stock Option Plan in recognition of his services as Chairman of the Company's U.S. Scientific Advisory Board. The option is exercisable at a price of $3.75 per share, and expires March 1, 2001.

STOCK OPTION PLANS

     1995 Plan: In August 1995, the Company adopted an Incentive Stock Option Plan (the "1995 Plan") and reserved 582,000 shares of Common Stock for issuance upon the exercise of options granted under the 1995 Plan. The number of shares reserved for issuance under the 1995 Plan subsequently was increased to 1,500,000 shares. Options under the 1995 Plan are not designed to qualify for special tax treatment as statutory "incentive stock options" under Section 422 of the Internal Revenue Code of 1986. As a result, persons who exercise options under the 1995 Plan are subject to federal income taxation on the difference between the exercise price of the option and the fair market value of the shares purchased upon exercise as of the date of exercise, and the Company is eligible for a corresponding deduction in computing its income for tax purposes.

     The 1995 Plan is administered by the Board of Directors, or a committee of the Board if it elects to delegate administration of the 1995 Plan to a committee. To date, the Board has not done so.

     The Board has full discretion to determine the persons or entities to receive options under the Plan, including non-employee consultants and advisors to the Company. The Board also has substantial discretion as to the terms and duration of the options granted, provided that the exercise price of options may not be less than the lower of (i) "market value" of the Common Stock, as determined by the Board, on the date the option is granted, or (ii) 50% of the then current conversion price of the Company's 10% Convertible Preferred Stock. Unless sooner terminated, the 1995 Plan terminates on December 31, 2004. There presently are outstanding options to purchase 1,020,200 shares of Common Stock at prices ranging from $2.00 to $4.50 granted under the 1995 Plan.

     Bonus Option Program: In July 1996, the Company adopted a Bonus Stock Option Award Program (the "Bonus Option Program") expressly for Robert Portman. The Bonus Option Program provides for the grant to Dr. Portman of options to purchase 25,000 shares of Common Stock for each $1,000,000 increase in the Company's valuation, as defined in the Program, between June 30, 1996 and December 31, 1996, December 31, 1996 and December 31, 1997, and December 31, 1997 and December 31, 1998. Any options which are granted are to be exercisable for a period of five years from the date of grant, and are to be priced at the then fair market value of the Common Stock at the date of grant.

     The beginning valuation of the Company was fixed by the Board at $15 million. For subsequent valuation dates, the Company valuation is defined to mean, if the Company's Common Stock is not "publicly traded" on the valuation date, fifteen (15) times the Corporation's net income for the fiscal year immediately preceding the valuation date, determined in accordance with generally accepted accounting purposes and reported to shareholders. If the Common Stock is publicly traded, the Company valuation is defined to mean the "Market Price of Common Stock" multiplied by the number of shares outstanding on the valuation date, assuming the exercise and/or conversion of all "in the money" options, warrants and convertible securities. The term "Market Price of Common Stock" is defined to mean the average closing sale price of the Common Stock reported for the Common Stock on The Nasdaq Stock Market, or any national securities exchange on which the Common Stock is listed, on the five trading days ending on the valuation date, or, if the Common Stock is publicly traded solely by reason of its being quoted on the Nasdaq/OTC Electronic Bulletin Board, the average of the medians between the closing high "bid" and low "asked" prices quoted on the Bulletin Board on the five trading days ending on the valuation date.

     The Company has not reserved any shares of Common Stock for issuance upon the exercise of options granted under the Bonus Option Program. No options were granted to Dr. Portman under the Bonus Option Program in respect of the Company Valuation at December 31, 1996, since the Company Valuation at that date did not exceed $15 million. If the Market Price of Common Stock is equal to the initial offering price of the Shares (i.e. $6.00) on December 31, 1997, Dr. Portman would be entitled to receive options to purchase approximately 475,000 shares of Common Stock at $6.00 per share under the Bonus Option Program, assuming no other capital transactions occurred between the date of this Prospectus and December 31, 1997. If the Market Price of Common Stock is greater than

$6.00 per share on December 31, 1997, the number of options granted to Dr. Portman would increase proportionately.

SCIENTIFIC ADVISORY BOARDS

     The Company has established U.S. and Chinese Scientific Advisory Boards to provide it with on-going advice and counsel regarding research direction, product development, analysis of data and general counseling. As a need rises, the Company consults with individual members of these Boards on a non-scheduled basis. A brief description of the backgrounds of the Advisory Boards' member are set forth below.

  U.S. Scientific Advisory Board:

     T. Colin Campbell, a Director of the Company, is Chairman of the Company's U.S. Advisory Board. Its other members are:

     David Kritchevsky, PhD, Institute Professor, Wistar Institute, Professor of Biochemistry in Surgery. Dr. Kritchevsky is an expert in lipid biochemistry, atherosclerosis and the relationship between nutrition and aging and nutrition and cancer. He has published on the effects of dietary fiber on colon cancer, circulating cholesterol and the effects of dietary fat and energy on experimental carcinogenesis. He was a member of the 1982 National Academy of Sciences Committee on Diet, Nutrition and Cancer, is a member of numerous professional societies, serves as editor of several professional annuals and was Western Hemisphere Editor of the journal, Atherosclerosis.

     William Pryor, PhD, Thomas and David Boyd Professor, Departments of Chemistry and Biochemistry; Director, Biodynamics Institute, Louisiana State University. Dr. Pryor is an authority in free radical chemistry and biology. He has published on the role that various reactive oxygen species play in the production of degenerative tissue damage, such as cancer and atherosclerotic diseases. His publications number over 500. Dr. Pryor wrote the first textbook on free radicals (McGraw-Hill 1966) and was the founder and first editor of the journal, Free Radical Biology & Medicine.

     David J. Jenkins, PhD, Dsc, Professor of Medicine & Nutritional Sciences, University of Toronto; Director, Clinical Nutrition & Risk Factor Modification Center, St. Michael's Hospital. Dr. Jenkins has extensively researched the effects of soluble and insoluble dietary fiber upon various biochemical factors associated with, or predictive of, cardiovascular disease, diabetes and colorectal and prostate cancers. Dr. Jenkins is a member of several professional nutrition societies, in Canada, Great Britain and the United States. He has served on a number of international committees involved in the treatment and prevention of diabetes.

     William Blot, PhD, Chief Executive Officer, International Epidemiology Institute. Dr. Blot was, until August 1994, Chief of Biostatistics of the National Cancer Institute. In this capacity, he supervised and coordinated the large NCI clinical trials on the effects of nutrient supplements on cancer occurrence in China. He has worked extensively on investigations concerning the effects of dietary factors on various human cancers. Dr. Blot has also been responsible for organizing human clinical trials in a number of countries, including China.

  Chinese Scientific Advisory Board:

     Professor Junshi Chen, MD, is Deputy Director of the Institute of Nutrition & Food Hygiene at the Chinese Academy of Preventive Medicine and a Director of the Company. Professor Chen is the Chair of the Chinese Scientific Advisory Board.

     Professor Boping Wu, Former Director of Medicine Information, Research Institute, Academy of Traditional Chinese Medicine; Member, Expert Committee, Academy of TCM; Advisory, Chinese Administration of TCM. Dr. Wu is one of the leading experts on Traditional Chinese Medicine. Although his professional expertise concerns treatment of immune function disorders, he was responsible for creating a comprehensive database on medicinal herbs. Dr. Wu is a member of Chinese

AIDS prevention committee and has developed TCM anti-AIDS formulas that are being tested in Africa and England.

     Professor Weiyi Yang, Chair, Department of Clinical Research, Beijing University of TCM; Advisor, Chinese Administration of TCM; Consultant, World Health Organization. Professor Yang's research interests are in the theory and mechanism of TCM. His research program has focused on explaining the effectiveness of TCM using modern technology. His work also involves expanded application of TCM. Recently Professor Yang was asked to coordinate a nationwide effort to identify herb combinations that could increase performance of Chinese athletes.

     Professor Ganzhong Liu, Director, Department of Pharmacological Research, Beijing Sino-Japan Hospital; Secretary General, Chinese Society of Pharmacology; Professor, Department of Pharmacology, Beijing Medical College. Dr. Liu's research interests concern neuro-pharmacology and toxicology of agents used in TCM. He has published 20 articles and edited several books including Recent Advances in Chinese Herb Drugs-Actions and Uses and TCM Pharmacology and Clinical Research. As Secretary General of the Society of Pharmacology, Dr. Liu remains extremely current in TCM research conducted throughout China.

     Professor Mingzhi Xie, Department of Phytopharmacology, Institute of Materia Medica, Chinese Academy of Medical Sciences. Dr. Xie has worked in phytopharmacology for more than 30 years. She is a member of the Review Board for New Drugs. Her current research interests focus on the mechanism of TCM compounds in treating obesity and diabetes.

                             PRINCIPAL SHAREHOLDERS

     As of September 23, 1997, the Company had outstanding 2,985,672 shares of Common Stock, giving effect to the cancellation effective as of the date of this Prospectus of 200,000 shares issued in connection with the organization of the Company. The Company also had outstanding 140,402 shares of 10% Convertible Preferred Stock, each share of which presently is convertible into 2.5 shares of Common Stock.

     The following table sets forth information concerning the present ownership of the Company's Common Stock and 10% Convertible Preferred Stock by the Company's directors, executive officers and each person known to the Company to be the beneficial owner of more than five percent of either of such classes of the capital stock, and the beneficial ownership of these securities by such persons following the offering.

                                                             COMMON        10% CONVERTIBLE     COMMON STOCK
                                                              STOCK        PREFERRED STOCK   AS ADJUSTED(1)(3)
                   NAME AND ADDRESS                      (% OF CLASS)(1)   (% OF CLASS)(2)     (% OF TOTAL)
                   ----------------                      ---------------   ---------------   -----------------
Robert Portman ........................................     1,042,500            -0-             1,042,500
  President, Chief Executive Officer and a Director (4)        (31.6%)                              (23.2%)
  188 Igoe Road
  Morganville, NJ 07751

Jonathan D. Rahn ......................................       343,000            -0-               343,000
  Executive Vice President, Chief Financial Officer and        (11.1%)                               (8.0%)
  a Director (5)
  413 Gatewood Road
  Cherry Hill, NJ 08003

David I. Portman ......................................       185,000            -0-               185,000
  Secretary and a Director                                      (6.2%)                               (4.4%)
  19 Pal Drive
  Wayside, NJ 07712

T. Colin Campbell .....................................       170,878            -0-               170,878
  Director (6)                                                  (5.7%)                               (4.1%)
  26 Beckett Way
  Ithaca, NY 14850

Karen L. C. Campbell ..................................        38,900            -0-                38,900
  Director (7)                                                  (1.3%)                               (0.9%)
  26 Beckett Way
  Ithaca, NY 14850

Jemeson Investment Co. ................................       222,222            -0-               222,222
  320 Park Place                                                (7.5%)                               (5.3%)
  Birmingham, AL 35203

Mark M. Carter, M.D. ..................................     100,155(8)        40,062             100,155(8)
  105 Lantern Wick Place                                        (3.3%)        (28.5%)                (2.6%)
  Ponte Verda Beach, FL 32082

Ronald & Alberta Weinisch, JTWROS .....................      44,350(8)        17,740              44,350(8)
  902 East 8th Street                                           (1.5%)        (12.6%)                (1.0%)
  Brooklyn, NY 11230

Grumet Partners LP ....................................      29,000(8)        11,600              29,000(8)
  Jack Grumet, General Partner                                  (1.0%)         (8.3%)                (0.7%)
  19 Seven Oaks Drive
  Holmdel, NJ 07733

Officers and Directors as a group (5 persons) .........     1,781,278            -0-             1,781,278
                                                               (52.3%)                              (38.7%)

                                                   (footnotes on following page)

(footnotes from previous page)

------------------
(1) Common Stock which is issuable (a) upon the exercise of a stock option which is presently exercisable or which becomes exercisable within sixty days, or
    (b) upon conversion of outstanding 10% Convertible Preferred Stock, is considered outstanding for the purpose of computing the percentage ownership
    (x) of persons holding such options or Preferred Stock, and (y) of officers and directors as a group with respect to all options and Preferred Stock held by officers and directors. Gives effect to the cancellation of 200,000 shares contributed back to the Company and cancelled effective as of the date of this Prospectus.

(2) The 140,402 shares of 10% Convertible Preferred Stock outstanding are convertible into Common Stock on the basis of two and one-half (2 1/2) shares of Common Stock per share of 10% Convertible Preferred. The number of shares of Common Stock into which shares of Preferred Stock can be converted will be reduced to 1.667 shares (i.e., a "conversion price" of $6.00) effective January 1, 1998, and remain at that ratio until December 31, 2000. Thereafter the conversion price will remain $6.00 unless the Company's Common Stock is traded in The Nasdaq Stock Market or on a national securities exchange, in which case the conversion price will be 90% of the then current market value of the Common Stock. Holders of outstanding 10% Convertible Preferred are entitled to vote on all matters as a single class with holders of Common Stock, with each shares of Preferred Stock representing a number of votes equal to the shares of Common Stock into which such share of Preferred Stock is then convertible.

(3) Assumes that all Shares are sold, and that the Over-allotment Option is not exercised.

(4) Includes (i) a presently-exercisable option issued pursuant to the Company's 1995 Incentive Stock Option Plan (a "1995 Plan Option") to acquire 200,000 shares at a price of $2.00 per share, (ii) a presently-exercisable 1995 Plan Option to acquire an additional 112,500 shares at a price of $3.75 per share. Does not include (x) 200,000 shares of Common Stock owned by Jennifer Portman, Dr. Portman's wife, individually and as Trustee for his and her minor children, as to which Dr. Portman disclaims beneficial ownership, or
    (y) a 1995 Plan Option to purchase an additional 212,500 shares which is not vested and does not vest within sixty days.

(5) Includes a 1995 Plan Option to acquire 100,000 shares at a price of $3.75 per share. Does not include a 1995 Plan Option to purchase 100,000 shares which is not vested and does not vest within sixty days.

(6) Includes a 1995 Plan Option to acquire 5,000 shares at a price of $3.75 per share. Does not include shares of Common Stock owned by Karen L. C. Campbell, Dr. Campbell's wife, or 182,280 shares of Common Stock owned by Dr. Campbell's adult children as to which he disclaims beneficial ownership.

(7) Does not include shares of Common Stock owned by T. Colin Campbell, Mrs. Campbell's husband, or 182,280 shares owned by Mrs. Campbell's adult children as to which she disclaims beneficial ownership.

(8) Represents shares of Common Stock issuable upon conversion of 10% Convertible Preferred Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ORGANIZATIONAL TRANSACTIONS

     In connection with its organization, the Company issued a total of 1,200,000 shares of Common Stock to Robert Portman, David Portman, T. Colin Campbell, Junshi Chen, Ming Li and T. Nelson Campbell. All of these initial shareholders, who may be deemed founders of the Company, are parties to a Shareholders Agreement which provided, among other things, for the composition of the initial Board of Directors of the Company, appointment of Dr. Portman as Chief Executive Officer, and obtaining additional financing. The Stockholders Agreement also limits the parties' ability to engage in certain competitive activities, and provides rights of first refusal to other parties if any party wishes to make a transfer of shares, other than certain permitted transfers. 200,000 of the shares originally acquired by the Company's founding shareholders have been contributed back to the Company, effective as of the date of this Prospectus.

     Also in connection with the Company's organization, the Company sold at par value a total of 68,000 shares of Common Stock to Daniel Berkowitz (25,000 shares), T. George Harris (15,000 shares) and Jonathan D. Rahn (18,000 shares), and to the four members of its U.S. Scientific Advisory Board (2,500 shares each).

     In June 1995, the Company sold to Robert Portman, David Portman, T. Colin Campbell and Jonathan D. Rahn a total of 310,000 shares of Common Stock and 387,500 shares of Founders Preferred Stock for an aggregate cash consideration of $325,000. In December 1995, all holders of Founders Preferred Stock converted such shares into an aggregate 620,000 shares of Common Stock.

     A portion of the Common Stock acquired by Robert Portman, T. Colin Campbell, Junshi Chen, Ming Li and T. Nelson Campbell in the transactions described above subsequently was transferred to their respective spouses and children and/or certain business associates of the Company.

     Junshi Chen, one of the Company's founding shareholders and Chairman of its Chinese Scientific Advisory Board, is a Deputy Director of the INFH. The Company has agreed, after the Company achieves a defined level of profitability sufficient to "recapture" all organizational, administration, pre-operative and operating expenses incurred from inception, to pay a royalty (starting at 2% and declining to 0.5%) to the INFH based upon sales of products utilizing natural constituents exported from China or developed in China, or based in whole or in part on such constituents. No royalties have been paid to date, and the Company does not believe that royalties will be payable before the fiscal year ending December 31, 1999, at the earliest.

CERTAIN OTHER TRANSACTIONS

     The Company rents approximately 2,645 square feet of office space, utilized for executive and administrative offices, from CSC Associates, a company owned by Robert Portman, Chairman of the Board and Chief Executive Officer of the Company, and David Portman, Secretary and a Director of the Company, is at a rent of $2,645 per month, plus utilities, under a three year lease which expires January 31, 2000. The Company believes that the terms upon which it obtains its executive offices are at least as favorable to it as could be obtained from an unrelated party through arms-length negotiations.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, $.0025 par value, of which 2,985,672 shares are outstanding as of September 23, 1997, and 1,000,000 shares of Preferred Stock, $.01 par value, of which 350,000 shares have been designated 10% Convertible Preferred Stock, 140,402 shares of which are outstanding at September 23, 1997.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights and, accordingly, the holders of more than 50% of the outstanding shares can elect the entire Board of Directors. The holders of Common Stock are entitled, upon liquidation or dissolution of the Company, to receive pro rata all assets remaining available for distribution to stockholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors has the authority by resolution to issue up to 1,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations, or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to the Company's Certificate of Incorporation or any other proposed corporate action, including business combinations and other transactions.

10% CONVERTIBLE PREFERRED STOCK

     The Company has designated 350,000 shares of its Preferred Stock as "10% Convertible Preferred Stock", 140,402 of which have been issued as of September 23, 1997. The Company has no present plans to issue additional shares of 10% Convertible Preferred Stock (hereinafter "Convertible Preferred") except as dividends on shares presently outstanding. If additional shares of 10% Convertible Preferred Stock were needed for this purpose, the Company's Board of Directors has the authority to increase the number of such shares authorized.

     Holders of Convertible Preferred are entitled to annual dividends of $1.00 per share, payable quarterly to holders of record as of March 31, June 30, September 30 and December 31 in each year. Dividends are payable, at the option of the Company, in cash or in additional shares of 10% Convertible Preferred valued for this purpose at $10.00 per share (i.e., the purchase price pair for such shares). Through June 30, 1997, the Company has issued 20,402 shares of Convertible Preferred as dividends on previously outstanding shares.

     Convertible Preferred is convertible at the option of its holder into two and one-half (2 1/2) shares of Common Stock, i.e., at a conversion price of $4.00 per share of Common Stock based upon the original purchase price of the Convertible Preferred, until December 31, 1997. Thereafter, until December 31, 2000, shares of Convertible preferred are convertible at a conversion price of $6.00 per share of Common Stock. After December 31, 2000, the conversion price will remain $6.00 per share unless the Common Stock is then admitted for trading on The Nasdaq Stock Market (SmallCap Market or National Market System) or a national securities exchange, in which case the conversion price will be 90% of the then current market value of the Common Stock. Conversion prices of the Convertible Preferred will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events.

     Holders of Convertible Preferred are entitled to a number of votes per Share in the election of directors and on all other matters submitted to shareholders for their approval or consent equal to the number of shares of Common Stock into which a share of Convertible Preferred is convertible at the time of the meeting at which the vote is cast or, in the case of an action of shareholders taken without a formal meeting, on the date of such action. Holders of Convertible Preferred vote as a class with holders of Common Stock, except that, without the vote or consent of the holders of at least a majority of the shares of Convertible Preferred then outstanding, the Company may not (i) create or issue or increase the authorized number of shares of any class or classes or series of stock ranking prior to the Convertible Preferred upon liquidation,
(ii) amend or alter or repeal any of the provisions of the Company's Certificate of Incorporation so as to affect adversely the preferences or rights of the Convertible Preferred, or (iii) authorize any reclassification of the Convertible Preferred.

     The Company has the right to redeem the Convertible Preferred at any time after December 31, 1997, at a price of $10.50 per Share, until December 31, 2002, and thereafter at a price of $10.00 per Share, in each case plus accrued dividends, if any. Convertible Preferred not previously redeemed or converted into Common Stock is subject to mandatory redemption by the Company on December 31, 2005. If the Company is prohibited by law from redeeming the Convertible Preferred at that time, holders of the Convertible Preferred will be notified, and the Company will be required to redeem the Convertible Preferred thereafter as soon as the legal prohibition is eliminated.

STOCK OPTIONS AND WARRANTS

     As described under the caption "Management -- Stock Option Plans", the Company has adopted an incentive stock option plan (the "1995 Plan") and reserved 1,500,000 shares of Common Stock for issuance upon the exercise of options granted under such Plan. As of the date of this Prospectus, options to purchase 1,020,200 shares at prices ranging from $2.00 to $4.50 have been granted under the 1995 Plan. No options have been exercised to date.

     Also as described under the caption "Management -- Stock Option Plans", the Company has adopted a Bonus Stock Option Award Program pursuant to which options to purchase Common Stock may be granted to Robert Portman, President and Chief Executive Officer of the Company. To date, no options have been granted under this Program.

     The Company also has granted an option to purchase 25,000 shares at the initial offering price of the Shares to Big Sky, Inc., the Company used by Joe Montana for his endorsement and similar contracts. Big Sky, Inc. has agreed, however, that it will not exercise this option for a period of nine months after the date of this Prospectus without the Company's prior written consent. This option will expire five years after the date of this Prospectus.

     The Company has outstanding Warrants to purchase 255,500 shares of Common
Stock: 227,500 shares at a price of $3.75, and 28,000 shares at a price of $6.25. These warrants were issued to the Underwriter and certain of its officers and employees in connection with prior financings, and expire on July 29, 2000 and August 8, 2000, respectively.

DIVIDEND POLICY

     The holders of the Company's Convertible Preferred are entitled to dividends, as described above. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor, but cannot be declared so long as an arrearage exists in dividend payments on the 10% Convertible Preferred Stock. The Company does not presently anticipate paying dividends on its Common Stock.

TRANSFER AGENT

     Jersey Transfer and Trust Co., 201 Bloomfield Avenue, Verona, New Jersey 07044, serves as the registrar and transfer agent for the Company's Common Stock.

CERTAIN CHARTER AND DELAWARE LAW PROVISIONS

     Limitation of Director Liability: The Company's Certificate of Incorporation contains a provision permitted by Delaware law which eliminates the personal liability of the Company's directors for monetary damages for breach or alleged breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision of the Company's Certificate of Incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit, nor does it relieve the Company or its directors from compliance with federal or state securities laws.

     Indemnification: The Certificate of Incorporation and the Bylaws of the Company require indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company, or of another corporation serving at the request of the Company, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding. Prior to the offerings, the Company also plans to obtain officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act.

     Section 203 of the Delaware General Corporation Law: Following this offering, the Company will be subject to Section 203 of the Delaware General Corporation Law ("DGCL") which, in general, prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date for the transaction in which the person became an "interested stockholder", unless (i) the transaction is approved by the Board of Directors of the corporation prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned, by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 22 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

                                  UNDERWRITING

     First Montauk Securities Corp. (the "Underwriter" has agreed, subject to the terms and conditions of the underwriting agreement between the Company and the Underwriter (the "Underwriting Agreement") to purchase from the Company, and the Company has agreed to sell to such Underwriter, an aggregate of 1,200,000 Shares. The Underwriter's obligations are subject to approval of certain legal matters by counsel and various conditions.

     The Underwriter has advised the Company that it proposes to offer the Shares offered hereby to the public at the offering price set forth on the cover of this Prospectus and that it may allow to certain dealers, who are members of the National Association of Securities Dealers, Inc. ("NASD"), concessions of not in excess of $._____ per Share, of which no in excess of $._____ may be reallowed to other dealers who are members of the NASD.

     The Underwriter is committed on a "firm commitment" basis to purchase all of the Shares offered hereby, if any are purchased.

     The Company has granted an option to the Underwriter, exercisable during the 45 day period after the date of this Prospectus, to purchase up to an aggregate of 180,000 additional Shares at the public offering price, less the underwriting discounts and commissions. The Underwriter may purchase such Shares only to cover over-allotments made in connection with the sale of the Shares offered hereby.

     The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities in connection with the Registration Statement, including liabilities under the Act.

     The Company has agreed to pay the Underwriter a non-accountable expense allowance of 3% of the aggregate offering price of the Shares offered hereby including any shares purchased pursuant to the Underwriter's over-allotment option), of which $30,000 has been paid to date.

     The Company has also agreed to sell to the Underwriter or its designees, warrants (the "Underwriter's Warrants") to purchase 120,000 shares of Common Stock at a price of $.001 per warrant or an aggregate of $120. The Underwriter's Warrants will be exercisable for a period of four years, commencing one year after the date of this Prospectus, at an initial per share exercise price equal to 120% of the initial public offering price per share of Common Stock or $7.20 per share. The Common Stock underlying the Underwriter's Warrants are identical in all respects to the Common Stock to be issued to the public. The Underwriter's Warrants cannot be transferred, assigned, or hypothecated for one year from the date of their issuance, except that they may be assigned in whole or in part, to any successor, officer or partner of the Underwriter (or any officer or partner of any such successor or partner). The Underwriter's Warrants will contain anti-dilution provisions providing for appropriate adjustment upon the occurrence of certain events.

     The Company has agreed that it will, on any one occasion during the four-year period commencing one year from the date hereof, register the Underwriter's Warrants and the underlying securities, at the Company's expense, at the request of holders of a majority of the shares of Common Stock issuable upon exercise of the Underwriter's Warrants. The Company has also agreed, during the six year period commencing one year from the date hereof, to certain "piggy-back" registration rights for holders of the Underwriter's Warrants and the underlying securities.

     For the life of the Underwriter's Warrants, the holders are given, at nominal cost, the opportunity to profit from a rise in the market price for the Common Stock of the Company without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the Underwriter's Warrants remain unexercised, the terms under which the Company could obtain additional capital may be adversely affected. Moreover, the holders of the Underwriter's Warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain needed capital by a new offering of its securities on terms more favorable than those provided by the Underwriter's Warrants. Additionally, if the Underwriter should exercise its registration rights to effect a distribution of the Underwriter's Warrants or underlying securities, the Underwriter, prior to and during such distribution, may be unable to make a market in the Company's securities. If the Underwriter must cease making a market, the market and market price for such securities may be adversely affected and holders of such securities may be unable to sell such securities. See "Risk Factors -- Underwriter's Warrants".

     The Company has agreed pursuant to the Underwriting Agreement that for a period of one year after the completion of this offering, neither the Company nor any of its officers, directors or "affiliate" shareholders shall offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any securities of the Company without the Underwriter's prior written consent, except for shares issued upon the exercise of existing options and rights, upon exercise of the overallotment option and the Underwriter's Warrants, and shares of 10% Convertible Preferred Stock, issued as dividends on outstanding shares.

     The Company has also agreed pursuant to the Underwriting Agreement for a period of five years following the date of this Prospectus, to use its best efforts to cause an individual designated by the Underwriter to be elected to the Company's Board of Directors. This individual may be an associate or affiliate of the Underwriter, though no individual has been designated as of the date of this Prospectus. The Underwriter has no plans to select such individual in the immediate future. In the alternative, if the Underwriter does not designate an individual to be elected to the Company's Board of Directors, the Underwriter shall have the right to designate an advisor to attend all meetings of the Board of Directors, which advisor shall have the right to receive notice of all Board meetings. In addition, the Company and Underwriter have agreed that upon the consummation of the offering, they will enter into a financial consulting agreement for a period of two years at a monthly fee of $2,000. The agreement also entitles the Underwriter to receive 5% of the first $5,000,000, and 2 1/2% of the excess, if any, over $5,000,000, of the consideration paid in connection with any business transactions between the Company and a party introduced to the Company by the Underwriter.

     The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement and related documents, copies of which are on file at the offices of the Underwriters, the Company and the Securities and Exchange Commission.

     Prior to the offering, there has been no public market for the Shares. Consequently, the public offering price of the Shares has been determined by arms' length negotiation between the Company and the Underwriter and is not necessarily related to the Company's value, net worth, or any other established criteria of value.

     Although the Underwriter was formed and first registered as a broker-dealer in 1983, current management has operated the Underwriter only since 1986. The Underwriter has, to date, managed only _____ public offerings but has participated in more than _____ public offerings as a selling group member. Prospective purchasers of the Shares offered hereby should consider this limited experience in evaluating the securities offered hereby.

                        SHARES AVAILABLE FOR FUTURE SALE

     The Company has 2,985,672 shares of Common Stock issued and outstanding, and up to 351,005 additional shares of Common Stock are issuable upon conversion of outstanding shares of 10% Convertible Preferred Stock. These shares of Common Stock are, or will be when issued, "restricted securities" as defined in Rule 144 promulgated under the 1933 Act.

     Rule 144 governs resale of "restricted securities" for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an "affiliate" of the issuer (i.e., generally, officers, directors and owners of 10% or more of the voting securities of an issuer). Restricted securities generally include any securities such as the Company's outstanding securities which are acquired directly or indirectly from an issuer or its affiliates other than in connection with a public offering. Under Rule 144 unregistered resales of restricted securities cannot be made until the securities have been held for one year from the later of acquisition from the issuer or an affiliate of the issuer. Thereafter, restricted securities may be resold without registration subject to compliance with Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements and requirements concerning publicly available information about the Company ("Rule 144 Requirements"). Resales of both restricted and unrestricted securities by affiliates of an issuer are subject to the Rule 144 Requirements. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more than the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale. A non-affiliate may resell restricted securities which have been held for two years or more free of the Rule 144 Requirements.

     With respect to the Company's presently outstanding shares of Common Stock and shares issuable upon conversion of outstanding 10% Convertible Preferred Stock ("Conversion Shares"), 3,104,227 outstanding shares, and any Conversion Shares when issued will satisfy the "one year" holding requirements and thus be saleable under Rule 144 upon compliance with the other Rule 144 Requirements. The remaining shares of the Company's outstanding restricted Common Stock will satisfy the one year holding requirement beginning in December 1997, and all will have satisfied that requirement by May 1998.

     The Company, its directors, executive officers and certain of its shareholders, including all holders of 10% Convertible Preferred Stock, have entered into a "lock up" agreement with the Underwriter covering shares of Common Stock which they own (2,343,932 shares) or may acquire in the future upon the exercise of options. This agreement provides that, for a period of one year from the initial sale of Shares, without the prior written consent of the Underwriter, these individuals and the Company will not offer, sell, contract to sell, pledge or otherwise dispose of any additional shares of the Company's Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, except that the Company may issue additional shares of 10% Convertible Preferred Stock as dividends to holders of outstanding shares of 10% Convertible Preferred Stock, and issue additional shares of Common Stock upon the exercise of the Underwriter's Overallotment Option or Underwriter's Warrants.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Connolly Epstein Chicco Foxman Engelmyer & Ewing, Philadelphia, PA. Certain legal matters in connection with the Common Stock will be passed upon for the Underwriter by Goldstein, Axelrod & DiGioia, New York, New York.

                                    EXPERTS

     The financial statements of the Company and its affiliates as of December 31, 1996, and for the years ending December 31, 1996 and 1995, appearing in this Prospectus and Registration Statement have been audited by Schiffman Hughes Brown, Blue Bell, PA, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and financial statement schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. All of these documents may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the Commission at 210 South Dearborn Street, Room 1204, Chicago, Illinois 60604; and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                       DISCLOSURE OF COMMISSION POSITION
                       ON INDEMNIFICATION FOR SECURITIES
                                ACT LIABILITIES

     Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Article 9 of the Company's Certificate of Incorporation provides for the indemnification of directors and officers to the full extent permitted by Delaware law.

     The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

                        PACIFICHEALTH LABORATORIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------

Independent Auditors' Report................................       F-2

Financial Statements:

  Balance Sheets............................................       F-3

  Statements of Operations..................................       F-4

  Statement of Stockholders' Equity.........................       F-5

  Statements of Cash Flows..................................       F-6

Notes to Financial Statements...............................  F-7-F-13

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of PacificHealth Laboratories, Inc.

We have audited the accompanying balance sheets of PacificHealth Laboratories, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, cash flows and supplementary information for the year ended December 31, 1996 and the period from April 13, 1995 (inception) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PacificHealth Laboratories, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996 and from April 13, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.

Schiffman Hughes Brown
August 29, 1997

                        PACIFICHEALTH LABORATORIES, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                                       JUNE 30
                                                        1996            1995            1997
                                                     ----------      ----------      -----------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents (Note 2)...........      $  743,313      $1,071,850      $1,172,557
  Accounts receivable, net (Note 3)............       2,020,545                         766,269
  Inventories (Note 4).........................         905,950         118,592         618,616
  Prepaid expenses.............................         268,800          19,100         213,448
  Other........................................          29,854           6,750          41,082
  Deferred tax asset...........................          38,012
                                                     ----------      ----------      ----------
     Total current assets......................       4,006,474       1,216,292       2,811,972
                                                     ----------      ----------      ----------
Property and equipment, net (Note 5)...........         178,339           2,223         128,572
                                                     ----------      ----------      ----------
Other assets:
  Organization costs, net of accumulated
     amortization (Note 6).....................          10,468          13,647           8,878
                                                     ----------      ----------      ----------
                                                     $4,195,281      $1,232,162      $2,949,422
                                                     ==========      ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses........      $  669,227      $  116,221      $1,109,021
  Reserve for product replacement..............                                         586,590
                                                     ----------      ----------      ----------
     Total current liabilities.................         669,227         116,221       1,695,611
                                                     ----------      ----------      ----------
Commitments (Notes 8 and 15)
Stockholders' equity:
  10% convertible preferred stock, $.01 par
     value; authorized 1,000,000 shares; issued
     and outstanding 133,666 shares in 1996,
     119,903 shares in 1995 and 140,402 shares
     at June 30, 1997..........................           1,337           1,199           1,404
  Common stock, $.0025 par value; authorized
     10,000,000 shares; issued and outstanding
     2,953,450 shares in 1996, 2,198,000 shares
     in 1995 and 3,185,672 shares at June 30,
     1997......................................           7,384           5,495           7,964
  Additional paid-in capital...................       3,694,990       1,305,879       4,755,757
  Accumulated deficit..........................        (177,657)       (196,632)     (3,511,314)
                                                     ----------      ----------      ----------
                                                      3,526,054       1,115,941       1,253,811
                                                     ----------      ----------      ----------
                                                     $4,195,281      $1,232,162      $2,949,422
                                                     ==========      ==========      ==========

       See independent auditor's report and notes to financial statements

                        PACIFICHEALTH LABORATORIES, INC.

                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
      AND THE PERIOD FROM APRIL 13, 1995 (INCEPTION) TO DECEMBER 31, 1995

                                                                   SIX MONTHS    SIX MONTHS
                                                                      ENDED         ENDED
                                                                    JUNE 30,      JUNE 30,
                                            1996         1995         1997          1996
                                         ----------   ----------   -----------   -----------
                                                                   (UNAUDITED)   (UNAUDITED)
Revenues...............................  $3,085,726   $      -0-   $2,574,581    $  305,707
                                         ----------   ----------   ----------    ----------
Cost of goods sold:
  Inventory, beginning.................     118,592                   905,950       118,592
  Purchases............................   1,537,670      118,592      325,776       536,716
                                         ----------   ----------   ----------    ----------
                                          1,656,262      118,592    1,231,726       655,308
  Less: inventory, ending..............    (905,950)    (118,592)    (618,616)     (586,846)
                                         ----------   ----------   ----------    ----------
                                            750,312          -0-      613,110        68,462
                                         ----------   ----------   ----------    ----------
Gross profit...........................   2,335,414          -0-    1,961,471       237,245
                                         ----------   ----------   ----------    ----------
Selling, general and administrative
  expenses.............................   2,224,683      186,892    3,975,181       554,874
Research and development (Note 12).....      25,331       21,502       30,887        19,508
                                         ----------   ----------   ----------    ----------
                                          2,250,014      208,394    4,006,068       574,382
                                         ----------   ----------   ----------    ----------
Net operating income (loss)............      85,400     (208,394)  (2,044,597)     (337,137)
                                         ----------   ----------   ----------    ----------
Other income (expense):
  Interest income......................      53,583       14,026       32,162        17,812
  Amortization expense.................      (3,180)      (2,253)      (1,590)       (1,590)
  Depreciation expense.................     (29,064)                  (43,787)
  Provision for replacement of
     product...........................                            (1,169,969)
                                         ----------   ----------   ----------    ----------
                                             21,339       11,773   (1,183,184)       16,222
                                         ----------   ----------   ----------    ----------
Income (loss) before income taxes......     106,739     (196,621)  (3,227,781)     (320,915)
Provision (benefit) for income taxes
  (Note 11)............................     (38,012)         -0-       38,212           250
                                         ----------   ----------   ----------    ----------
Net income (loss)......................  $  144,751   $ (196,621)  (3,265,993)     (321,165)
                                         ==========   ==========   ==========    ==========
Primary net income (loss) per share of
  common stock.........................  $      .05   $     (.12)  $     (.95)   $     (.13)
                                         ==========   ==========   ==========    ==========
Fully diluted net income (loss) per
  share of common stock................  $      .04   $     (.12)  $     (.95)   $     (.13)
                                         ==========   ==========   ==========    ==========
Primary weighted average shares
  outstanding..........................   2,689,063    1,630,420    3,435,535     2,528,135
                                         ==========   ==========   ==========    ==========
Fully diluted weighted average shares
  outstanding..........................   3,447,050    1,806,421    4,674,876     2,934,241
                                         ==========   ==========   ==========    ==========

       See independent auditor's report and notes to financial statements

                        PACIFICHEALTH LABORATORIES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996
      AND THE PERIOD FROM APRIL 13, 1995 (INCEPTION) TO DECEMBER 31, 1995

                                                                                              TOTAL
                                          PREFERRED   COMMON    PAID IN     ACCUMULATED   STOCKHOLDERS'
                                            STOCK     STOCK     CAPITAL       DEFICIT        EQUITY
                                          ---------   ------   ----------   -----------   -------------
Balance, April 13, 1995 (inception).....   $  -0-     $ -0-    $      -0-   $       -0-    $      -0-
Issuance of 387,500 shares of Founder's
  preferred stock.......................    3,875                 212,792                     216,667
Conversion of 387,500 shares of
  Founder's preferred stock for 620,000
  shares of common stock................   (3,875)    1,550         2,325                         -0-
Issuance of 3,945,000 shares of common
  stock (subsequently reduced to
  1,578,000 shares after reverse stock
  split)................................              3,945       107,558                     111,503
Issuance of 118,750 shares of 10%
  convertible preferred stock...........    1,188                 983,204                     984,392
Issuance of 1,153 shares of 10%
  convertible preferred stock as a
  dividend..............................       11                                   (11)          -0-
Net loss for the period ended December
  31, 1995..............................                                       (196,621)     (196,621)
                                           ------     ------   ----------   -----------    ----------
Balance, December 31, 1995..............    1,199     5,495     1,305,879      (196,632)    1,115,941
Issuance of 755,000 shares common
  stock.................................              1,888     2,249,820                   2,251,708
Issuance of 450 shares of common stock
  for services..........................                  1         1,799                       1,800
Issuance of 1,250 shares of 10%
  convertible preferred stock...........       13                  12,487                      12,500
Issuance of 12,513 shares of 10%
  convertible preferred stock as a
  dividend..............................      125                 125,005      (125,130)
Cash dividends..........................                                           (646)         (646)
Net income for the year ended December
  31, 1996..............................                                        144,751       144,751
                                           ------     ------   ----------   -----------    ----------
Balance, December 31, 1996..............    1,337     7,384     3,694,990      (177,657)    3,526,054
Issuance of 232,222 shares of common
  stock.................................                580       993,474                     994,054
Issuance of 6,736 shares of 10%
  convertible preferred stock as a
  dividend..............................       67                  67,293       (67,360)
Cash dividend...........................                                           (304)         (304)
Net loss for the period ended June 30,
  1997..................................                                     (3,265,993)   (3,265,993)
                                           ------     ------   ----------   -----------    ----------
Balance, June 30, 1997 (Unaudited)......   $1,404     $7,964   $4,755,757   $(3,511,314)   $1,253,811
                                           ======     ======   ==========   ===========    ==========

       See independent auditor's report and notes to financial statements

                        PACIFICHEALTH LABORATORIES, INC.

                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
      AND THE PERIOD FROM APRIL 13, 1995 (INCEPTION) TO DECEMBER 31, 1995

                                                                           SIX MONTHS      SIX MONTHS
                                                                              ENDED           ENDED
                                                  1996         1995       JUNE 30, 1997   JUNE 30, 1996
                                               ----------   -----------   -------------   -------------
Cash flows from operating activities:
  Net income (loss)..........................  $  144,751   $  (196,621)   $(3,265,993)    $  (321,165)
  Adjustments to reconcile net income (loss)
    to net cash used by operating activities:
       Loss on retirement of fixed assets....                                   58,061
       Depreciation..........................      29,064                       43,787
       Amortization..........................       3,180         2,253          1,590           1,590
       Deferred taxes........................     (38,012)                      38,012
       Issuance of common stock for
         services............................       1,800
       Deferred offering.....................                                                 (230,125)
  Changes in assets and liabilities:
       (Increase) decrease in accounts
         receivable..........................  (2,020,545)                   1,217,776        (271,399)
       (Increase) decrease in prepaid
         expenses............................    (249,700)      (19,100)        55,352          (9,057)
       (Increase) decrease in accrued
         interest receivable.................       2,414        (4,350)         1,070           3,409
       (Increase) decrease in inventory......    (787,358)     (118,592)       287,334        (468,254)
       (Increase) decrease in other current
         assets..............................     (23,104)       (6,750)       (11,228)            800
       Increase in accounts payable and
         accrued expenses....................     553,006       116,221        439,794         280,504
       Increase in reserve for product
         replacement.........................                                  623,090
                                               ----------   -----------    -----------     -----------
Net cash used by operating activities........  (2,384,504)     (226,939)      (511,355)     (1,013,697)
                                               ----------   -----------    -----------     -----------
Cash flows for investing activities:
  Purchase of fixed assets...................    (151,928)                     (52,082)        (62,839)
  Incurred organizational costs..............                   (15,900)
  Purchase of furniture and fixtures.........     (53,252)       (2,223)
                                               ----------   -----------    -----------     -----------
Net cash used in investing activities........    (205,180)      (18,123)       (52,082)        (62,839)
                                               ----------   -----------    -----------     -----------
Cash flows from financing activities:
  Issuance of common stock...................   2,251,707       111,503        994,055       1,540,511
  Issuance of preferred stock................      12,500     1,201,059                         12,500
  Dividends paid.............................        (646)                        (304)           (327)
                                               ----------   -----------    -----------     -----------
Net cash provided by financing activities....   2,263,561     1,312,562        993,751       1,552,684
                                               ----------   -----------    -----------     -----------
Net increase (decrease) in cash..............    (326,123)    1,067,500        430,314         476,148
Cash, beginning balance......................   1,067,500           -0-        741,377       1,067,500
                                               ----------   -----------    -----------     -----------
Cash, ending balance.........................  $  741,377   $ 1,067,500    $ 1,171,691     $ 1,543,648
                                               ==========   ===========    ===========     ===========
Supplemental disclosure of cash flow
  information:
  Taxes paid.................................  $      150   $       -0-
                                               ==========   ===========
Non-cash financing activity:
  Preferred stock dividend...................  $  125,130   $       115    $    67,360     $    61,030
                                               ==========   ===========    ===========     ===========
  Issuance of common stock for services......  $    1,800   $       -0-    $       -0-     $       -0-
                                               ==========   ===========    ===========     ===========

       See independent auditor's report and notes to financial statements

                        PACIFICHEALTH LABORATORIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND 1995

1. BUSINESS:

     PacificHealth Laboratories, Inc. (the Company) (PHL) was organized on April 13, 1995 to develop and market innovative natural products that have been clinically shown to improve health and well being. At the present time, the Company's ENDUROX line of products represents 100% of revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Cash and cash equivalents:

     For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposit with original maturities of 90 days or less, to be cash or cash equivalents.

  Accounts receivable:

     The Company provides an allowance for doubtful accounts, as needed, for accounts deemed uncollectible.

  Inventory:

     Inventory is recorded at the lower of cost or market using the first-in, first-out (FIFO) method.

  Equipment and depreciation:

     Property and equipment are carried at cost. Depreciation is calculated using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Depreciation expense for the years ended December 31, 1996 and 1995 was $29,064 and $0, respectively. Depreciation expense for the six months ended June 30, 1997 and 1996 was $43,787 and $0, respectively.

  Organization costs:

     Organization costs are capitalized and amortized over 5 years.

  Earnings per share:

     Primary earnings per share are computed by dividing net income (loss) by the weighted average number of shares of common stock and the equivalent number of common shares of convertible preferred stock. Fully diluted earnings per share reflect the dilutive effect of stock options and warrants. For the year ended December 31, 1995 and the six months ended June 30, 1997 and 1996, the computation of fully diluted loss per share was antidilutive; therefore, the amounts reported for primary and fully dilutive loss per share were the same.

  Research and development:

     Research and development costs consist of expenditures incurred by the Company during the course of planned search and investigation aimed at the discovery of new knowledge which will be used to develop and market natural products which improve health and well being. The Company expenses all such research and development costs as they are incurred.

                        PACIFICHEALTH LABORATORIES, INC.

                           DECEMBER 31, 1996 AND 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  Income taxes:

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of balance sheet items for financial and income tax reporting. The only difference between the basis for financial and income tax reporting was the booking of tax benefit for the net operating loss carryforward.

3. ACCOUNTS RECEIVABLE:

                                              DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                  1996           1995          1997
                                              ------------   ------------   -----------
                                                                            (UNAUDITED)
Accounts receivable.........................   $2,020,545        $-0-        $802,769
Less: allowance for
  doubtful accounts.........................          -0-         -0-          36,500
                                               ----------        ----        --------
                                               $2,020,545        $-0-        $766,269
                                               ==========        ====        ========

4. INVENTORIES:

     Inventories at December 31, 1996, 1995 and June 30, 1997 consisted of the following:

                                              DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                  1996           1995          1997
                                              ------------   ------------   -----------
                                                                            (UNAUDITED)
Raw materials...............................    $112,734       $118,592      $  8,834
Work-in-process.............................     223,675                      285,999
Finished goods..............................     569,541                      323,783
                                                --------       --------      --------
                                                $905,950       $118,592      $618,616
                                                ========       ========      ========

     At the beginning of 1997, the Company decided to reformulate its ENDUROX product into a caplet rather than a capsule, because the capsule form was very hydroscopic and became altered in size and color in conditions of high heat and humidity. As a result, the Company abandoned its inventory of capsules, and whenever necessary, replaced its retailers' inventory of capsules with caplets. As of June 30, 1997, the Company recorded a provision for replacement of product in the amount of $1,169,969. Both ENDUROX EXCEL and ENDUROX ProHeart were introduced in a caplet form.

5. PROPERTY AND EQUIPMENT:

                                              DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                  1996           1995          1997
                                              ------------   ------------   -----------
                                                                            (UNAUDITED)
Furniture and equipment.....................    $111,158        $2,223       $119,554
Molds and dies..............................      96,245                       48,417
                                                --------        ------       --------
                                                 207,403         2,223        167,971
Less:
  Accumulated depreciation..................      29,064                       39,399
                                                --------        ------       --------
                                                $178,339        $2,223       $128,572
                                                ========        ======       ========

                        PACIFICHEALTH LABORATORIES, INC.

                           DECEMBER 31, 1996 AND 1995

6. ORGANIZATION COSTS:

                                              DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                  1996           1995          1997
                                              ------------   ------------   -----------
                                                                            (UNAUDITED)
Cost........................................    $15,900        $15,900        $15,900
Less:
  Accumulated amortization..................      5,432          2,223          7,022
                                                -------        -------        -------
                                                $10,468        $13,647        $ 8,878
                                                =======        =======        =======

7. STOCK:

  Capital stock:

     The total number of shares of all classes of stock which the Company has authority to issue is 11,000,000 shares, consisting of (a) ten million (10,000,000) shares of Common Stock, par value $.0025 per share, and (b) one million (1,000,000) shares of Preferred stock, par value $.01 per share. The preferred stock may be issued in one or more series, and may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors of the Company from time to time.

  Common stock:

     In 1995, 3,945,000 shares were issued and subsequently reduced to 1,578,000 by a 2.5 for 1 reverse split. In 1996, the Company issued 680,000 shares of common stock for $2,453,750 and 450 shares for $1,800 in services. Also in 1996 under the terms of the Placement Agency Agreement relating to the sale of 10% convertible preferred stock described below, the Company sold 75,000 shares of common stock to the placement agent for $18,000. During the six months ended June 30, 1997, the Company issued 232,222 shares of common stock for $1,044,999.

  Founders preferred stock:

     In 1995, 387,500 shares of Founder's preferred stock were issued. Each share of Founders preferred stock entitled its holder to receive an annual cash dividend of $.06 per share (payable from retained earnings). Each share of the Founder's preferred stock is convertible into 4 shares of common stock. The Founder's preferred stock was converted in 1995 into 620,000 shares of the Company's common stock after giving effect to the subsequent 2.5 for 1 reverse split.

  10% convertible preferred stock:

     In 1996 and 1995, the Company sold a total of 120,000 shares of its 10% convertible preferred stock for $1,200,000.

     Holders of shares of the 10% convertible preferred stock are entitled to receive an annual dividend of $1.00 per share, payable in quarterly installments of $.25 per share. Dividends may be paid in cash or in additional shares at the discretion of the Board of Directors of the Company. Each share of preferred stock may be converted into two and one half shares of common stock through December 31, 1997 and, thereafter each share of 10% convertible preferred stock may be converted into one and two-thirds shares of the Company's common stock.

                        PACIFICHEALTH LABORATORIES, INC.

                           DECEMBER 31, 1996 AND 1995

7. STOCK (CONTINUED):

     Activity for the periods ended is summarized as follows:

                                              DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                  1996           1995          1997
                                              ------------   ------------   -----------
                                                                            (UNAUDITED)
Stock dividends
  (shown as shares).........................     12,513          1,153         6,736
                                                =======         ======        ======
Cash dividends..............................    $   646         $  -0-        $  304
                                                =======         ======        ======

8. COMMITMENTS:

  Strategic Alliance Agreement:

     The Company entered into an exclusive relationship with the Institute of Nutrition & Food Hygiene (INFH), an institution located in The People's Republic of China, for the purpose of commercializing various products, know how and/or intellectual property outside of China. Per the Agreement, the INFH will attempt to locate and enter into exclusive licensing agreements with other institutions located in China to supply the Company with an array of herbs, non-prescription drugs, nutritional supplements, intellectual property and technology for developing products derived from natural sources which can be used in the prevention and treatment of disease as well as the maintenance of health and well being. Any future products licensed by the INFH will be assigned to the Company subject to terms and conditions of the Agreement.

     When the Company has achieved profitability on a cumulative basis it shall pay royalties to the INFH applicable to the net revenues of any products exported from China, developed in China or products which are based on extracts from China. The royalties to be paid are as follows:

                         NET REVENUES                  ROYALTY
                         ------------                  -------

         $0 - 25 million.............................     2%
         $25 - 100 million...........................     1 1/2%
         $100 - 200 million..........................     1%
         Over $200 million...........................  1/2 %

     For all royalties which are earned by INFH in excess of $25 million but less than $100 million, PHL shall receive a 30% credit. This credit shall be escrowed by PHL and be applied to "Special Services" performed by the INFH, institutions or individuals with whom the INFH has entered into a licensing agreement. Unused credits shall carry over beyond the year in which it was earned. For purposes of the Agreement, Special Services shall be defined as:

          (1) Clinical studies/research

          (2) Laboratory studies/research

          (3) Toxicology studies/research

          (4) Formulation and/or product development

          (5) Quality control studies/services

          (6) Payment to Chinese consultants for work including, but not limited to, clinical and/or research design, product development, quality control, manufacturing and/or sourcing.

                        PACIFICHEALTH LABORATORIES, INC.

                           DECEMBER 31, 1996 AND 1995

8. COMMITMENTS (CONTINUED):

  Employment and consulting agreements:

     The Company has entered into an employment contract with the Chairman and CEO that provides for minimum annual compensation of $150,000. The Company is the beneficiary of a keyman life insurance policy (on the Chairman's life) for $2,000,000. It also has consulting agreements with certain shareholders and others who have expertise of value to the Company.

9. INCENTIVE STOCK OPTION PLAN:

     In 1995, the Company established an incentive stock option plan (the Plan) and presently has reserved 1,500,000 shares of the Company's common stock for issuance under the Plan. Options granted pursuant to the Plan at December 31, 1996 were 1,004,500, and those options were granted to certain officers, key employees and/or consultants to the Company. Exercise prices range from $2 to $4 per common share, and vest over varying periods of time. In the first six months of 1997, 15,700 options were granted to certain officers, key employees and/or consultants to the Company. Exercise prices on the options granted in 1997 range from $4.25 to $4.50 per common share, and vest over varying periods of time. All issuances were granted at the fair market value of the Company's common stock at time of grant. As of June 30, 1997, no options have been exercised.

     Transactions in the Plan since inception are as follows:

                                                   EXERCISE PRICE    WEIGHTED AVERAGE
                              GRANTED    VESTED      PER VESTED     EXERCISE PRICE PER
                              SHARES     SHARES     COMMON SHARE    VESTED COMMON SHARE
                             ---------   -------   --------------   -------------------
Balance, April 13, 1995....        -0-       -0-
Granted/Vested.............    300,000       -0-
                             ---------   -------
Balance, December 31,
  1995.....................    300,000       -0-
                             ---------   -------
Granted/Vested during the
  year ended December 31,
  1996.....................    704,500   144,500   $2.00 - $4.00           $3.00
                             ---------   -------
Balance, December 31,
  1996.....................  1,004,500   144,500   $2.00 - $4.00           $3.00
                             ---------   -------
Granted/Vested during the
  six months ended June 30,
  1997.....................     15,700   328,200   $2.00 - $4.50           $3.25
                             ---------   -------
Balance, June 30, 1997.....  1,020,200   472,700                           $3.13
                             =========   =======

     The Company accounts for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation which permits the use of the intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the optional accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under APB Opinion No. 25, under which the Company has recognized no compensation expense.

     Had compensation cost for the Company's stock option plan been determined based on the fair value of the Company's common stock at the dates of awards under the fair value method of SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

                        PACIFICHEALTH LABORATORIES, INC.

                           DECEMBER 31, 1996 AND 1995

9. INCENTIVE STOCK OPTION PLAN (CONTINUED):

                                            DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                1996           1995          1997
                                            ------------   ------------   -----------
Net income:
  As reported.............................   $ 144,751      $(196,621)    $(3,265,993)
  Pro forma...............................    (538,384)      (367,621)     (3,283,352)
Net income per common share:
  As reported.............................         .05           (.12)           (.95)
  Pro forma...............................        (.20)          (.23)           (.96)

     Significant assumptions used to calculate the above fair value of the awards are as follows:

Risk free interest rates of return...............              6.00%
Expected option life.............................            60 months
Expected dividends...............................              $-0-

10. WARRANTS:

     At June 30, 1997, the Company has warrants outstanding for the purchase of 255,500 shares of the Company's common stock at exercise prices ranging between $3.75 to $6.25 per common share. The warrants expire at the close of business on August 8, 2000. As of June 30, 1997, no warrants have been exercised.

11. INCOME TAXES:

     Income tax provision (benefit) consists of the following:

                                                DECEMBER 31,         JUNE 30,
                                              -----------------   --------------
                                                 1996      1995    1997     1996
                                              ----------   ----   -------   ----
Current:
  Federal...................................  $      -0-   $-0-   $   -0-   $-0-
  State.....................................         -0-    -0-       200    250
                                              ----------   ----   -------   ----
                                                     -0-    -0-       200    250
                                              ----------   ----   -------   ----
Deferred:
  Federal...................................     (30,067)   -0-    30,067    -0-
  State.....................................      (7,945)   -0-     7,945    -0-
                                              ----------   ----   -------   ----
                                                 (38,012)   -0-    38,012    -0-
                                              ----------   ----   -------   ----
                                              $  (38,012)  $-0-   $38,212   $250
                                              ==========   ====   =======   ====

     The Company has $88,432 in Federal and state net operating loss carryovers which can be used to offset future taxable income. The net operating loss carryforwards expire in the year 2010. In 1996, management of the Company assessed its then current earnings along with the then existing sales backlog and budgeted sales for 1997 and had determined that it was more likely than not that the net operating loss carryforwards would be utilized in 1997 thus a deferred tax asset of $38,012 was recorded on the books. This deferred tax asset was calculated using effective tax rates for federal and state. However, as a result of reassessment by the Company at June 30, 1997, it appears that net operating loss carryforwards will not be recognized in 1997 and has thus reversed the deferred tax asset recorded at December 31, 1996.

                        PACIFICHEALTH LABORATORIES, INC.

                           DECEMBER 31, 1996 AND 1995

12. RESEARCH AND DEVELOPMENT COSTS:

     For the year ended December 31, 1996 and for the period from April 13, 1995 to December 31, 1995, research and development costs were $25,331 and $21,502, respectively. Research and development costs for the six months ended June 30, 1997 and 1996 were $30,887 and $19,508, respectively.

13. FINANCIAL INSTRUMENTS:

     Cash accounts are secured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1996 and June 30, 1997, cash deposits exceeded federally insured limits by approximately $400,000 and $1,071,000, respectively.

14. SIGNIFICANT CUSTOMERS:

     For the year ended December 31, 1996, the Company had revenues from one customer which accounted for approximately 45% of total revenue. During the six months ended June 30, 1997, the Company had three customers with billings in excess of 10% of total revenues. These three customers accounted for approximately 50% of total revenues.

15. RELATED PARTY:

     The Company leases its offices from a company owned equally by the president and secretary of PacificHealth Laboratories, Inc. The three year lease starting February 1, 1997 requires monthly payments of $2,645. Rent expense for the six months ended June 30, 1997 was $20,340.

================================================================================

    NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THE PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----

Prospectus Summary......................      3
Risk Factors............................      6
Dilution................................     13
Use of Proceeds.........................     14
Capitalization..........................     15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................     16
Business of the Company.................     19
Management..............................     29
Principal Shareholders..................     35
Certain Relationships and Related
  Transactions..........................     37
Description of Securities...............     38
Underwriting............................     41
Shares Available for Future Sale........     43
Legal Matters...........................     43
Experts.................................     44
Additional Information..................     44
Disclosure of Commission Position on
  Indemnification for Securities Act
  Liabilities...........................     44
Index to Financial Statements...........    F-1

                               ------------------

    UNTIL _________, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,200,000 SHARES

                                 PACIFICHEALTH
                               LABORATORIES, INC.

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                                 FIRST MONTAUK
                                SECURITIES CORP.

                              ______________, 1997

================================================================================

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Bylaws of the Registrant provide for indemnification of directors and officers of the Registrant in accordance with the indemnification of the Delaware General Corporation Law. The Nevada statute permits indemnification of directors and employees of a corporation under certain conditions and subject to certain limitations.

     The Registrant's Certificate of Incorporation provides that, subject to certain limitations, no director shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated amount of various expenses in connection with the sale and distribution of the securities being registered:

SEC registration fee........................................  $  2,771
NASD filing fee.............................................     1,414
Underwriter's nonaccountable expense allowance (assuming no
  exercise of Over-allotment Option)........................   216,000*
Printing and engraving expenses.............................    35,000*
Legal fees and expenses (including blue sky fees and
  expenses).................................................   100,000*
Accounting fees and expenses................................    10,000*
Transfer agent fees.........................................     5,000*
Miscellaneous...............................................     9,815*
                                                              --------
  Total.....................................................  $380,000*
                                                              ========

------------------
* Estimated.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     Sales of unregistered securities within the two years preceding the date of the Registration Statement are as follows:

          In an offering completed in January 1996, the Company sold 120,000 shares of 10% Convertible Preferred Stock at a price of $10 per share (aggregate $1,200,000.00) to 29 investors, of which 25 were accredited investors. Through June 30, 1997, the Company has issued an additional 20,402 shares of 10% Convertible Preferred Stock as dividends upon the outstanding shares of 10% Convertible Preferred Stock, as permitted, at its option, pursuant to the terms of the 10% Convertible Preferred Stock. These offers and sales were made by the Company in reliance upon the exemption from securities registration provided by Regulation D, Rule 506, promulgated under the Securities Act of 1933, as amended. In connection with the offering of 10% Convertible Preferred Stock, the placement agent, First Montauk Securities Corp. ("First Montauk") received commissions of $120,000; entered into a Consulting Agreement with the Company pursuant to which it received a $30,000 consulting fee; received the right to acquire 75,000 shares of the Company's Common Stock at a price of $.24 per share, which right was exercised at the final closing of the offering; received an nonaccountable expense allowance of $24,000; and reimbursement of certain legal expenses in the amount of $6,000.

          In an offering completed in July 1996, the Company offered and sold 525,000 shares of its Common Stock at a price of $3.75 per share to 83 investors, of which 66 were accredited investors. These offers and sales were made by the Company in reliance upon the exemption from securities registration provided by Regulation D, Rule 506, promulgated under the Securities Act of 1933, as amended. First Montauk acted as Placement Agent for the offering, and received commissions of $196,750; warrants to acquire 227,500 shares of the Company's Common Stock at a price of $3.75 per share, which expire on July 29, 2000; an nonaccountable expense allowance of $29,531.25; and reimbursement of certain legal expenses in the amount of $6,000.

          In a private transaction in August 1996, the Company sold 140,000 shares of its Common Stock to the Kaufmann Fund, New York City, NY, at a price of $3.75 per share (aggregate $525,000.00). This sale was made by the Company in reliance upon the exemption from securities registration provided by Regulation D, Rule 506, promulgated under the Securities Act of 1933, as amended. In connection with this private transaction, the Company paid First Montauk a fee of $52,500 for its services in connection with the sale of the Common Stock, plus a nonaccountable expense allowance of $5,250 (less certain legal expenses) incurred by the Company in connection with this sale. In connection with this financing, First Montauk and certain of its employees received warrants to purchase an aggregate of 28,000 shares of the Company's Common Stock at a price of $6.25 per share, expiring August 5, 2000.

          In September 1996, the Company granted an option to purchase 25,000 shares of Common Stock to Big Sky, Inc. as part of an endorsement agreement. The exercise price of this option is five years from the date of this Registration Statement. The shares issuable upon exercise of this option are included in the Registration Statement, but may not be sold by the optionee without the consent of the Company for a period of nine months from the date the Registration Statement becomes effective.

          In December 1996, the Company issued an aggregate 450 shares of its Common Stock as a holiday bonus to five employees. These shares were issued without registration in reliance upon the fact that they did not involve any sale of securities.

          Also December 1996, the Company sold 15,000 shares of Common Stock to one of its officers and directors, David Portman, at a price of $4.00 per share (aggregate $60,000.00). This sale was made by the Company in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

          In a private transaction in February 1997, the Company sold 222,222 shares of its Common Stock to one accredited investor, Jemeson Investment Co., Birmingham, AL, at a price of $4.50 per share (aggregate $999,999.00). This sale was made by the Company in reliance upon the exemption from securities registration provided by Regulation D, Rule 506, promulgated under the Securities Act of 1933, as amended.

          In April 1997, the Company sold 10,000 shares of Common Stock to a single accredited investor, Theodore Lange, at a price of $4.50 per share. This sale was made by the Company in reliance upon the exemption from securities registration provided by Regulation D, Rule 506, promulgated under the Securities Act of 1933, as amended.

          All of the foregoing transactions were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to
     Section 4(2) of the Securities Act.

ITEM 27.  EXHIBITS.

     (a) Exhibits

EXHIBIT
  NO.
-------

 1.1      --   Underwriting Agreement

 1.2      --   Selected Dealer Agreement

 3.1      --   Certificate of Incorporation of the Company and all
               amendments thereto


EXHIBIT
  NO.
-------
 3.2      --   Bylaws of the Company

 4.1      --   Specimen Common Stock Certificate*

 4.2      --   Form of Underwriter's Warrant

 4.3      --   Designation of 10% Convertible Preferred Stock

 5        --   Opinion of Connolly Epstein Chicco Foxman Engelmyer & Ewing
               regarding the legality of securities being registered*

10.1      --   Incentive Stock Option Plan of 1995

10.2      --   Employment Agreement between the Company and Robert Portman

10.3      --   Strategic Alliance Agreement between the Company and the
               Institute of Nutrition and Food Hygiene

10.4      --   Exclusive License Agreement between the Company and the INFH

10.5      --   Shareholders Agreement

10.6      --   Big Sky, Inc. Endorsement Agreement

10.7      --   Big Sky, Inc. Option Agreement

10.8      --   Financial Consulting Agreement between the Company and the
               Underwriter

23.1      --   Consent of Schiffman Hughes Brown

23.2      --   Consent of Connolly Epstein Chicco Foxman Engelmyer & Ewing
               (included in Exhibit 5)*

24        --   Power of Attorney (included in the signature pages of the
               Registration Statement)

27        --   Financial Data Schedules

------------------

* To be filed by amendment.

ITEM 28.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          A. (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) (i) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it is declared effective.

             (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) The Registrant will provide to the Underwriter at the closing of the offering Share certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

          B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Philadelphia, on the 25th day of September, 1997.

                                          PACIFICHEALTH LABORATORIES, INC.

                                          By: /s /  ROBERT PORTMAN
                                            ------------------------------------
                                              Robert Portman
                                              President and Chief Executive
                                              Officer

                        SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Robert Portman and Jonathan D. Rahn, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form SB-2 of PacificHealth Laboratories, Inc., and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

               SIGNATURE                     CAPACITY IN WHICH SIGNED             DATE
               ---------                     ------------------------             ----
/s /  JONATHAN D. RAHN                       Chief Financial Officer,      September 25, 1997
---------------------------------------      Principal Accounting
Jonathan D. Rahn                             Officer and a Director
Executive Vice President,
Chief Accounting Officer

/s /  DAVID I. PORTMAN                       Director                      September 25, 1997
---------------------------------------
David I. Portman

---------------------------------------      Director                                  , 1997
T. Colin Campbell

---------------------------------------      Director                                  , 1997
Karen L.C. Campbell

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                  DESCRIPTION                           PAGE
-------                                -----------                           ----
 1.1      --   Underwriting Agreement

 1.2      --   Selected Dealer Agreement

 3.1      --   Certificate of Incorporation of the Company and all
               amendments thereto

 3.2      --   Bylaws of the Company

 4.1      --   Specimen Common Stock Certificate*

 4.2      --   Form of Underwriter's Warrant

 4.3      --   Designation of 10% Convertible Preferred Stock

 5        --   Opinion of Connolly Epstein Chicco Foxman Engelmyer & Ewing
               regarding the legality of securities being registered*

10.1      --   Incentive Stock Option Plan of 1995

10.2      --   Employment Agreement between the Company and Robert Portman

10.3      --   Strategic Alliance Agreement between the Company and the
               Institute of Nutrition and Food Hygiene

10.4      --   Exclusive Licensing Agreement between the Company and the
               INFH

10.5      --   Shareholders Agreement

10.6      --   Big Sky, Inc. Endorsement Agreement

10.7      --   Big Sky, Inc. Option Agreement

10.8      --   Financial Consulting Agreement between the Company and the
               Underwriter

23.1      --   Consent of Schiffman Hughes Brown

23.2      --   Consent of Connolly Epstein Chicco Foxman Engelmyer & Ewing
               (included in Exhibit 5)*

24        --   Power of Attorney (included in the signature pages of the
               Registration Statement)

27        --   Financial Data Schedules

------------------
* To be filed by amendment